     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1996



                                                      REGISTRATION NO. 333-08195

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                         PRE--EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                        CITATION COMPUTER SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          MISSOURI                 43-1174397
(State or Other Jurisdiction    (I.R.S. Employer
             of                  Identification
      Incorporation or               Number)
       Organization)

                           424 SOUTH WOODS MILL ROAD
                          CHESTERFIELD, MISSOURI 63017
                                 (314) 579-7900
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                           KENNETH H. SUELTHAUS, ESQ.
                            SUELTHAUS & WALSH, P.C.
                             7733 FORSYTH BOULEVARD
                           ST. LOUIS, MISSOURI 63105
                                 (314) 727-7676
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:

       JAMES J. JUNEWICZ, ESQ.                 JEFFREY A. SCHUMACHER, ESQ.
         Mayer, Brown & Platt                       Sachnoff & Weaver
       190 South LaSalle Street             30 South Wacker Drive, 29th Floor
       Chicago, Illinois 60603                   Chicago, Illinois 60606
            (312) 701-7032                            (312) 207-6414

                              -------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                              -------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If   the  registrant  elects   to  deliver  its   latest  annual  report  to
security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / _______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 19, 1996



                                2,732,311 SHARES


                                     [LOGO]
                                  COMMON STOCK
                                 --------------


    Of the 2,732,311 shares of Common Stock offered hereby, 2,000,000 are being sold by CITATION Computer Systems, Inc. ("CITATION" or the "Company") and 732,311 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). In addition to the 2,732,311 shares offered to the public, the Company is offering 25,000 shares pursuant to this Prospectus
directly   to   Directors  and   eligible  employees   of   the  Company   on  a
non-underwritten basis. See "Company Director and Employee Offering." The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq
National Market under the symbol "CITA." On July 18, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $14.75 per share. See "Price Range of Common Stock."

                              -------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" ON PAGES 6 -- 9.
                               -----------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
     SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY
        REPRESENTATION   TO   THE  CONTRARY   IS  A   CRIMINAL  OFFENSE.


                                            UNDERWRITING                        PROCEEDS
                             PRICE TO       DISCOUNTS AND     PROCEEDS TO    TO THE SELLING
                              PUBLIC       COMMISSIONS(1)   THE COMPANY(2)    SHAREHOLDERS
Per Share(3)............         $                $                $                $
Total(3)(4).............         $                $                $                $


(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, payable by the Company, estimated at $550,000.


(3) Excludes 25,000 shares being offered by the Company directly to Directors and eligible employees of the Company at the Price to Public less Underwriting Discounts and Commissions. See "Company Director and Employee Offering" and "Underwriting."



(4) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 409,847 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to the Selling Shareholders will be $ , $ ,
    $     and $     , respectively. See "Underwriting."

                              -------------------


    The shares of Common Stock (other than the shares offered pursuant to the Company Director and employee offering) are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Volpe, Welty & Company, One Maritime Plaza, San
Francisco, California on or about            , 1996.


VOLPE, WELTY & COMPANY
                           JEFFERIES & COMPANY, INC.
                                                           PUNK, ZIEGEL & KNOELL

               The date of this Prospectus is             , 1996.

     [A GRAPHIC DEPICTION OF THE PRODUCTS AND DEMOGRAPHIC AND CLINICAL DATA
       REPOSITORIES OF THE COMPANY AND THE TYPE OF CUSTOMERS USING THEM]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT (I) THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND (II) ALL OF THE 25,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY TO DIRECTORS AND ELIGIBLE EMPLOYEES OF THE COMPANY ARE PURCHASED BY SUCH PERSONS. SEE "COMPANY DIRECTOR AND EMPLOYEE OFFERING" AND "UNDERWRITING."


                                  THE COMPANY

    CITATION Computer Systems, Inc. ("CITATION" or the "Company") designs, develops, markets and supports patient-centered clinical and financial information systems for hospitals, clinics, physician groups and emerging Integrated Delivery Networks ("IDNs"). The Company offers a comprehensive suite of products using open client/server architecture to meet a broad range of the information systems needs of the healthcare industry. The Company's products integrate clinical, financial and decision support information within the enterprise and provide community-wide patient registration and identification throughout the IDN. The Company's systems are modular, scalable and interoperable, enabling hospitals and IDNs to purchase systems that fit their specific needs and leverage their existing information technology.


    Since the Company's inception, CITATION has developed client/server-based solutions for clients in the healthcare industry. CITATION's comprehensive suite of products addresses four functional areas: clinical, financial, community registration and decision support. As part of its continuing efforts to deliver advanced solutions to its clients, the Company is presently migrating substantially all of its products to a Windows NT operating system, which is an emerging client/server industry standard. In addition to its own development efforts, the Company acquires or licenses technologies or products developed by third parties that complement and enhance CITATION's internally developed product offerings.


    As the need for readily accessible information throughout the healthcare enterprise continues to grow, hospitals, providers and payors of all sizes are faced with the challenge of implementing healthcare information systems that are scalable, capable of working with existing information systems and adaptable to changes in the healthcare marketplace. In the future, as healthcare delivery systems become more complex and IDNs emerge, the Company believes that access to information and the ability to integrate patient data from disparate sources will grow in importance. For example, a master patient index ties together information about individuals no matter where or how the data is stored, providing a universal electronic record of a patient's demographic, clinical and payor history. In a 1996 survey conducted by Modern Healthcare/ Coopers & Lybrand that appears in the March 4, 1996 issue of MODERN HEALTHCARE, 59% of hospital chief information officers surveyed identified master patient indices as one of their top four information priorities. In late calendar year 1996, the Company intends to ship its master patient index product, the Common User Registration Entry System, CURES. CURES distributes demographic and health assessment information across multiple sites located throughout healthcare enterprises, IDNs or the community. CURES is designed to function as a master patient index and as a central data repository for all patient demographic and health status information, streamlining the intake process by eliminating repetitive registration questions about medical history and eligibility information.

    CITATION's goal is to leverage its 15 years of experience developing client/server application solutions to become a leading provider of healthcare information systems. In order to achieve this goal, the Company's strategy includes increasing the number of comprehensive systems sales, expanding its existing client base to include larger enterprises, broadening its product portfolio to address the changing needs of healthcare enterprises and building upon its international presence. CITATION's systems are installed in nearly 600 healthcare institutions worldwide, ranging in size from under 100 beds to over 1,000. CITATION markets its products directly in the United States, Canada, the United Kingdom and Europe as well as through distribution partners in the Middle East, the Far East and Latin America.

    As part of its strategy to sell more comprehensive systems to larger entities, the Company intends to expand its sales and marketing effort. In addition, the Company sees an opportunity to expand its value-added client support services by assisting clients in the design and configuration of their systems, including networking, systems integration and data conversion. Furthermore, the Company intends to provide advice on data analysis to assist care providers in evaluating their operations.

    In Janury 1995, J. Robert Copper became Chairman and Chief Executive Officer of CITATION. From that time until September 1995, the Company recruited and reorganized its senior management to improve its operating performance and position the Company for future growth. Under the guidance of the new management team, in January 1995 the Company initiated a plan to restructure its operations in order to reduce its cost structure. In addition, in June 1995 the Company decided to consolidate the operations of its Madison, Wisconsin facility into its St. Louis, Missouri headquarters.

                                  THE OFFERING


Common Stock offered by:
  The Company...................................  2,000,000 shares(1)
  The Selling Shareholders......................  732,311 shares
Common Stock to be outstanding after the          5,781,936 shares(2)
offering........................................
Use of Proceeds.................................  Working capital and general  corporate
                                                  purposes,    including   sales   force
                                                  expansion,  product  development   and
                                                  acquisitions of complementary
                                                  businesses and technologies.
Nasdaq National Market Symbol...................  CITA


- ---------

(1)  Excludes  25,000 shares  of  Common Stock  offered  hereby directly  by the
    Company  to  Directors  and   eligible  employees  of   the  Company  on   a
    non-underwritten basis. See "Company Director and Employee Offering."

(2) Based on the number of shares of Common Stock outstanding as of June 30, 1996. Excludes options to purchase 291,497 shares which were outstanding as of June 30, 1996.
                              -------------------


                              RECENT DEVELOPMENTS



    Total revenues for the first fiscal quarter ended June 30 increased 18%, from $5.6 million in fiscal 1996 to $6.7 million in fiscal 1997. System sales for the first quarter increased from $3.4 million in fiscal 1996 to $4.2 million in fiscal 1997, while service revenue increased from $2.2 million in fiscal 1996 to $2.5 million in fiscal 1997.



    Operating income for the first fiscal quarter increased 63%, from $0.6 million in fiscal 1996 (excluding a $1 million pretax charge for office consolidation and relocation expenses) to $1.1 million in fiscal 1997. The operating margin increased from 11.5% in the first quarter of fiscal 1996 to 15.8% in fiscal 1997, reflecting a shift of the product mix to more profitable products and the continuing impact of cost control initiatives. Selling and administrative expenses increased from $1.9 million in fiscal 1996 to $2.3 million in fiscal 1997.



    Net earnings for the first quarter increased 58%, from $0.4 million, or $0.11 per share, in fiscal 1996 (before the $1 million pretax charge), to $0.6 million, or $0.16 per share, in fiscal 1997. Including the $1 million pretax charge during the first quarter of fiscal 1996, the Company reported a loss of $0.2 million for the quarter.

                              -------------------


    This Prospectus contains trademarks and trade names of companies other than CITATION. These trademarks and trade names are the property of their respective owners. The following trademarks are owned by the Company: C-CIS, C-COM, C-LAB, C-CARE, C-RIS, C-MED, C-FIS, C-GEN, C-REC, CURES, C-MIS, and
CITATION-REGISTERED TRADEMARK- is a federally registered trademark of the Company.

                              -------------------


    ANY FORWARD LOOKING STATEMENTS SET FORTH IN THIS PROSPECTUS ARE NECESSARILY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND RISKS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS." WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD BE MATERIALLY DIFFERENT AS A RESULT OF VARIOUS POSSIBILITIES, INCLUDING DIFFICULTIES OR DELAYS IN THE INTRODUCTION OF NEW PRODUCTS OR THE REVISION OF EXISTING PRODUCTS, SIGNIFICANT CHANGES IN HEALTHCARE REGULATION, ECONOMIC DOWNTURNS IN ANY OF THE COMPANY'S KEY MARKETS, INCREASED COMPETITION CAUSED BY FACTORS SUCH AS INDUSTRY CONSOLIDATION, NEW PRODUCT OFFERINGS BY EXISTING COMPETITORS, NEW ENTRANTS INTO THE COMPANY'S MARKETS, INCREASED PRICE PRESSURE, THE AVAILABILITY OF SUITABLE ACQUISITION CANDIDATES, CUSTOMER REDUCTION CAUSED BY INDUSTRY CONSOLIDATION OR OTHER FACTORS OR MARKETPLACE ACCEPTANCE OF WINDOWS NT AS AN OPERATING PLATFORM. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                           YEAR ENDED MARCH 31,
                                                           -----------------------------------------------------
                                                            1992(1)    1993(1)     1994       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net systems sales and service revenue:
  System sales...........................................  $  11,186  $  14,102  $  14,767  $  15,338  $  16,216
  Service revenue........................................      3,756      5,067      6,763      8,027      8,835
                                                           ---------  ---------  ---------  ---------  ---------
    Total revenue........................................     14,942     19,169     21,530     23,365     25,051
                                                           ---------  ---------  ---------  ---------  ---------
Cost of products and services sold:
  System sales...........................................      5,478      5,995      8,161      9,128      8,532
  Service revenue........................................      1,293      1,555      2,362      2,742      2,538
                                                           ---------  ---------  ---------  ---------  ---------
    Total cost of products and services sold.............      6,771      7,550     10,523     11,870     11,070
                                                           ---------  ---------  ---------  ---------  ---------
Gross profit.............................................      8,171     11,619     11,007     11,495     13,981
                                                           ---------  ---------  ---------  ---------  ---------
Research and development expense.........................        538        503      1,296      1,661      1,672
Selling and administrative expenses......................      5,308      7,450      7,718      9,212      8,711
Restructuring of operations..............................         --         --         --      3,426(2)        --
Office consolidation and relocation expense..............         --         --         --         --      1,380(3)
                                                           ---------  ---------  ---------  ---------  ---------
    Total operating expenses.............................      5,846      7,953      9,014     14,299     11,763
                                                           ---------  ---------  ---------  ---------  ---------
Operating income (loss)..................................      2,325      3,666      1,993     (2,804)     2,218
Other income, net........................................         95        134        154        102         95
                                                           ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes........................      2,420      3,800      2,147     (2,702)     2,313
Provision (benefit) for income taxes.....................        863      1,502        808       (877)       901
                                                           ---------  ---------  ---------  ---------  ---------
Net income (loss)........................................  $   1,557  $   2,298  $   1,339  $  (1,825) $   1,412
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Primary and fully diluted net income (loss) per share....  $     .57  $     .73  $     .36  $    (.49) $     .37
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Weighted average number of shares of Common Stock
 outstanding -- fully diluted............................      2,711      3,166      3,704      3,688      3,780



                                                                                               MARCH 31, 1996
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(4)
                                                                                          ---------  --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................  $   2,146    $   29,859
Working capital.........................................................................      7,908        35,621
Total assets............................................................................     21,257        48,970
Long-term debt, less current portion....................................................        450           450
Shareholders' equity....................................................................     12,614        40,327


- ----------

(1) On December 11, 1992, the Company issued 596,559 shares of its Common Stock in exchange for all of the outstanding shares of Health Micro Data Systems, Inc. ("HMDS"). The merger was accounted for as a pooling of interests, and accordingly, the consolidated financial statements of the Company for periods up to the date of consummation of the merger have been restated to include the accounts of HMDS.

(2) In January 1995, the Company initiated a plan to restructure its operations in order to reduce its cost structure. As a result, the Company incurred a restructuring charge of $3.4 million in the fourth quarter of fiscal 1995. See Note 4 of Notes to Consolidated Financial Statements.


(3) In June 1995, the Company decided to consolidate the operations of its Madison, Wisconsin facility into its St. Louis, Missouri headquarters and recorded a charge of $1.4 million for the related costs in the first, third and fourth quarters of fiscal 1996. The consolidation and relocation have been substantially completed. See Note 3 of Notes to Consolidated Financial Statements.



(4) Adjusted to reflect the sale of 2,025,000 shares of Common Stock offered by the Company hereby, assuming a public offering price of $14.75 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

    QUARTERLY FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly results of operations have varied greatly in the past and are expected to vary in the future because of the relatively high average sales price of the Company's information systems and long length of the sales process. In addition, the Company is increasingly committed to international sales. Historically, the Company's international sales have been more volatile than the Company's domestic sales on a quarterly basis. Any shortfall in revenues recognized in any given period could have a material adverse effect on the Company's business, results of operations and financial condition for such period. Because a significant percentage of the Company's total expenses is relatively fixed, variations in the timing of systems sales and installations can cause significant variations in operating results from quarter to quarter and may magnify the adverse effect of any shortfalls in revenue on the Company's results of operations. The Company believes that period-to-period comparisons of revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. At some point in the future the Company's quarterly results will likely be below those projected by market analysts. Quarterly results fluctuations and variations from projections could have a significant impact on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

    TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The healthcare information systems industry is characterized by rapid technological change. The Company's future success will depend upon its ability to continually develop software applications that incorporate new technologies and to enhance and expand its current products. There can be no assurance that the Company's financial and technological resources will permit it to develop or market new products successfully or respond effectively to technological changes. The Company anticipates that significant amounts of future revenue will be derived from products and product enhancements which either do not exist today or have not been sold in large enough quantities to ensure market acceptance. The development of new systems is a complex, expensive and uncertain process requiring technical innovation and the accurate anticipation of technological and market trends. The Company will need to continue to attract and retain appropriately skilled employees to successfully develop new systems. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development and introduction of product enhancements or new products, or that such enhancements or new products will adequately meet the requirements of the marketplace or achieve market acceptance. If the Company is unable to develop and introduce product enhancements and new products in a timely and cost-effective manner in response to changing market conditions or client requirements, the Company's business, results of operations and financial condition could be materially and adversely affected.

    The software products offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. Errors or failures that are not detected until after the commencement of commercial shipments of a product could result in loss of or delay in market acceptance of the product and in claims against the Company, which could have a material adverse impact on the Company's business, results of operations and financial condition.

    PRODUCT CONVERSIONS TO WINDOWS NT. The Company intends to migrate substantially all of its products to Windows NT. The Company expects that Windows NT will become the operating system foundation for a large number of healthcare enterprises, although there can be no assurance that this will be the case. As a result of the complexities involved in the conversion of the Company's products to Windows NT, the new versions will require significant development and testing periods before they achieve marketability. There can be no assurance that the Windows NT versions will be completed before demand for the Company's software written for other operating systems slows. Some of the Company's competitors have already been able to convert their products to operate on Windows NT. Further, certain potential clients may delay purchasing decisions until Windows NT versions of the Company's products are available. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful and timely development, introduction and marketing of the new Windows NT versions of its products, or that such versions will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, the conversions could divert resources away from developing or enhancing other products. The occurrence of any of these potential product conversion problems could have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Products" and "Business -- Product Development."


    CHANGE IN MARKETING FOCUS. While the Company has traditionally sold its products to small and medium-sized hospitals, the Company believes it will be necessary to extend its marketing efforts to larger healthcare providers with which the Company has less sales experience. Many healthcare providers are consolidating to create larger healthcare delivery organizations. This consolidation reduces the number of potential customers for the Company's products, and the increased purchasing power of these organizations could lead to reductions in the amounts paid for the Company's products. The Company anticipates that the laboratory information systems market and the integrated healthcare information systems market will continue to expand despite a decrease in the number of small and medium-sized hospitals, but there can be no assurance that such expansion will occur in these markets. The Company intends to focus its sales efforts on selling more comprehensive products to large hospitals and IDNs. Because the Company has expanded its product offerings into an extensive package of integrated products, purchases of the Company's products increasingly require approval by a customer's executive officers as opposed to departmental managers, lengthening the sales process and rendering the sale more competitive and uncertain. There can be no assurance that the Company will be successful in these sales efforts. Failure to compete successfully in these market segments could have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Business Strategy" and "Business -- Sales and Marketing."



    RISKS ASSOCIATED WITH FOREIGN SALES. In 1996, the Company's international sales increased to 12.2% of total revenues from 6.0% in 1995. The Company expects international sales to continue to constitute a significant portion of its revenues. The Company's sales outside the United States are subject to the risks that: agreements may be more difficult to enforce; receivables may be more difficult to collect through a foreign country's legal system; foreign customers often have longer payment cycles; foreign countries could make unexpected changes in regulatory requirements or be the subject of significant political and economic instability; foreign subsidiaries, distributors and sales representatives may be difficult to manage; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; and intellectual property rights may be more difficult to enforce in foreign countries. In addition, exchange rate fluctuations may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. The Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions. There can be no assurance, however, that the Company will be successful in such hedging activities. Problems arising from the Company's international sales could have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Sales and Marketing."


    RISKS ASSOCIATED WITH IDENTIFYING AND INTEGRATING ACQUISITIONS. A portion of the net proceeds of this offering and other funds available to the Company may be used to acquire complementary products, technologies or businesses in the healthcare information systems industry. The evaluation, negotiation and integration of any such acquisition may divert the time, attention and resources of the Company, particularly its management. In addition, there is significant competition for acquisition opportunities in the healthcare information systems industry. Consolidation in the industry may intensify such competition and thereby increase the costs of such opportunities. There can be no assurance that the Company will be able to identify suitable acquisition candidates, consummate acquisitions on terms favorable to the Company, or integrate successfully any acquired products, technologies or businesses into its current operations. The failure to do so could have a material adverse impact on the Company's business, results of operations and financial condition. See "Use of Proceeds," "Business
- -- Business Strategy" and "Business -- Product Development."

    COMPETITION. The market for healthcare information systems, including the market for the Company's information systems, is highly competitive. Most of the Company's revenues are derived from lengthy, competitive procurement processes managed by sophisticated purchasers that extensively investigate and compare the healthcare information systems offered by the Company and its competitors. The Company believes that the principal competitive factors influencing the market for its healthcare information systems include vendor and product reputation, product architecture, functionality and features, ease of use, rapidity of implementation, quality of client support, product performance and price. There can be no assurance that the Company will be able to compete successfully with respect to any of such factors. In the healthcare information systems market, the Company competes with a large number of other healthcare information systems vendors. Many of the Company's current and potential competitors have significantly greater financial, managerial, development, technical, marketing and sales resources than the Company and may be able to devote those resources to develop and introduce products more rapidly than the Company or systems with significantly greater functionality than, and superior overall performance to, those offered by the Company. These competitors may also be able to initiate and withstand significant price decreases more effectively than the Company. Moreover, the continuing consolidation of hospitals and other healthcare providers has resulted in fewer individual purchasing decisions, a trend that may favor larger vendors. To be competitive, the Company must be able to respond effectively to the introduction of new and improved healthcare information systems by its competitors. There can be no assurance that the Company will be able to develop new or improved healthcare industry information services in a timely and cost effective manner or that the Company's current and future healthcare information systems and services will achieve and maintain market acceptance. Failure of the Company to effectively compete could have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Competition."

    GOVERNMENT REGULATION. The Company is subject to the general requirements of the Food and Drug Administration's regulations for Class I Medical Devices because it produces C-CIS, the Company's clinical information system. The Company has decided not to internally develop products (E.G., blood bank software), at this time, that would subject the Company to the pre-market approval requirements of Section 510(k) of the Food, Drug and Cosmetic Act. Additional legislation governing the dissemination of medical record information has been proposed. Currently pending in Congress is the Medical Records Confidentiality Act (the "Medical Records Act"), which would protect and regulate the confidentiality of medical record information. The Medical Records Act would preempt most state laws regarding access to, and the use and disclosure of, medical record information. If the Medical Records Act is enacted, compliance with it could be costly and could preclude or delay the introduction of certain new products. The Company is unable to determine at this time the effect, if any, that these requirements may have on its business. There can be no assurance that future regulation of the healthcare industry would not have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Regulation."

    HEALTHCARE INDUSTRY REFORM. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare providers. Many lawmakers have announced that they intend to propose programs to reform the United States healthcare system. The Company cannot predict with any certainty what impact, if any, such legislative or market-driven, regulatory reforms might have on its business and results of operations. There can be no assurance that such proposed changes, if adopted, would not have a material adverse impact on the Company's business, results of operations and financial condition. See "Business -- Regulation."

    PRODUCT LIABILITY. The Company's systems include applications that may relate to confidential patient medical histories, clinical information and treatment plans. Improper disclosure of this information or any failure by the Company's systems to provide accurate and timely information could result in claims against the Company by its clients or their patients. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition, and even unsuccessful claims could result in the expenditure of substantial funds in litigation and the diversion of management time and resources. There can be no assurance that the Company will not be subject to such claims in the future, that such claims will not result in liability in excess of any insurance coverage maintained by the Company with respect to such claims, that insurance will cover such claims or that appropriate insurance will continue to be available to the Company at commercially reasonable rates.

    INTELLECTUAL PROPERTY.  The  Company's success depends  upon its ability  to prevent the unauthorized use of its software products, none of which is patented. The Company relies largely on copyright protection, license agreements, confidentiality procedures and employee nondisclosure agreements to protect its proprietary rights. It may nonetheless be possible for third parties to misappropriate the Company's technology and proprietary information or to develop independently similar or superior technology. There can be no assurance that the legal protections afforded to the Company and the measures taken by the Company will be adequate to protect its intellectual property. In addition, the laws of some foreign countries in which the Company sells, or may in the future sell, its products do not protect proprietary rights to as great an extent as do the laws of the United States. Moreover, the Company is subject to the risk that others will assert adverse claims and commence litigation alleging infringement or misappropriation of their intellectual property rights. Any such claims regardless of their merit could be time consuming, result in costly litigation, delay or prevent product shipments or require the Company to enter into costly royalty or licensing agreements. There can be no assurance that the Company would be able to develop alternative technology or that any necessary licenses would be available or that, if available, such licenses could be obtained on commercially reasonable terms. The occurrence of any of the foregoing could have a material adverse impact on the Company's business, results of operations and financial condition. See "Business
- -- Intellectual Property."

    DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on the efforts and abilities of its senior executive officers. In January 1995, J. Robert Copper became Chairman and Chief Executive Officer of CITATION. From that time until September 1995, the Company recruited and reorganized its senior management. There can be no assurance that this new management team will continue to be successful. Loss of one or more members of the management team could have a material adverse impact on the Company's business, results of operations and financial condition. See "Management."

    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, general trends in the industry and other events. In addition, the stock market in recent years has experienced price and volume fluctuations that have particularly affected the market prices of many technology companies and that have often been unrelated or disproportionate to the operational performance of these companies. These fluctuations, as well as general economic and market conditions, could materially and adversely affect the market price of the Common Stock. See "Price Range of Common Stock."


    SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FOR ADVERSE EFFECT ON STOCK PRICE. Sales of substantial amounts of Common Stock in the public market could have a material adverse impact on the market price of the Common Stock. Upon completion of this offering, substantially all shares of the Company's Common Stock will be freely tradeable without restriction, or may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, and Directors, executive officers and the Selling Shareholders beneficially holding an aggregate of 720,640 shares of Common Stock as of June 30, 1996 (excluding shares offered hereby other than the shares subject to the Underwriters' over-allotment option), have agreed that they will not sell any Common Stock without the prior consent of Volpe, Welty & Company for a period of 120 days from the date of this Prospectus (the "Lockup Period"). Upon expiration of the Lockup Period, these shares will become eligible for immediate sale, subject in certain cases to volume and other limitations under Rule 144. Additionally, at June 30, 1996, options to purchase 291,497 shares of Common Stock were outstanding, of which options to purchase 283,497 shares were exercisable. The Company has filed registration statements to permit the shares acquired on exercise of options to be freely tradeable. See "Shares Eligible for Future Sale" and "Underwriting."


    ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and By-laws may be regarded as "anti-takeover" provisions because they could have the effect of limiting the ability of other entities or persons to acquire control of the Company. The existence of these provisions could materially and adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Anti-Takeover Effects of Missouri Law and Articles of Incorporation and By-laws."

                                  THE COMPANY


    The Company was organized in 1979 as a Missouri corporation. The Company's principal executive office is located at 424 South Woods Mill Road, Suite 200, Chesterfield, Missouri 63017 and its telephone number is (314) 579-7900. The Company also has a branch office in London.


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,025,000 shares offered by the Company hereby (after deducting estimated underwriting discounts and commissions and estimated offering expenses), at an assumed offering price of $14.75 per share, are estimated to be approximately $27.7 million ($30.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


    The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, including sales force expansion, product development and acquisitions of complementary businesses and technologies. No material acquisitions are currently pending. The net proceeds will be invested by the Company in short-term, interest-bearing, investment grade securities until used for such purposes.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. Pursuant to the Company's line of credit agreement, the Company may not declare or pay any dividends without the prior written consent of the lender thereunder. The Company anticipates that it will retain all of its net earnings or available funds, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "CITA." The following table sets forth the high and low sales prices of the Common Stock for the periods indicated, as reported on the Nasdaq National Market:


                                                                                                      HIGH        LOW
                                                                                                   ----------  ----------
FISCAL 1995
  Quarter ended June 30, 1994....................................................................  $       53/4 $       41/2
  Quarter ended September 30, 1994...............................................................          7           47/8
  Quarter ended December 31, 1994................................................................          8           65/8
  Quarter ended March 31, 1995...................................................................          75/8         43/8

FISCAL 1996
  Quarter ended June 30, 1995....................................................................  $       57/8 $       43/8
  Quarter ended September 30, 1995...............................................................          63/8         5
  Quarter ended December 31, 1995................................................................          53/4         35/8
  Quarter ended March 31, 1996...................................................................         143/4         51/2
FISCAL 1997
  Quarter ended June 30, 1996....................................................................  $      201/2 $      133/8
  Quarter ended September 30, 1996 (through July 18, 1996).......................................         201/4        143/4



    On July 18, 1996, the closing sales price of the Common Stock on the Nasdaq National Market was $14 3/4 per share.



    As of June 24, 1996, there were 181 holders of record of Common Stock.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1996 on an actual basis and as adjusted to reflect the estimated net proceeds to the Company from the sale of the 2,025,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $14.75 per share. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other consolidated financial data of the Company appearing elsewhere in this Prospectus. See "Use of Proceeds."



                                                                                                MARCH 31, 1996
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                       (IN THOUSANDS, EXCEPT SHARE
                                                                                            AND PER SHARE AMOUNTS)
Long-term debt, less current portion......................................................  $     450   $     450
                                                                                            ---------  -----------
Shareholders' equity:
  Common Stock, $0.10 par value; 10,000,000 shares authorized; 3,747,882 shares issued and
   outstanding; 5,772,882 shares issued and outstanding, as adjusted (1)..................        375         577
Additional paid-in capital................................................................      6,128      33,639
Retained earnings.........................................................................      6,180       6,180
Equity adjustment from foreign currency translation.......................................        (69)        (69)
                                                                                            ---------  -----------
  Total shareholders' equity..............................................................     12,614      40,327
                                                                                            ---------  -----------
  Total capitalization....................................................................  $  13,064   $  40,777
                                                                                            ---------  -----------
                                                                                            ---------  -----------


- ---------
(1) Excludes 21,684 shares of Common Stock available for grant under the Company's stock option plans and 299,497 shares which were subject to outstanding options as of March 31, 1996. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data as of and for each of the five years in the period ended March 31, 1996 has been derived from the audited consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP. The selected consolidated financial data is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.


                                                                           YEAR ENDED MARCH 31,
                                                           -----------------------------------------------------
                                                            1992(1)    1993(1)     1994       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net systems sales and service revenue:
  System sales...........................................  $  11,186  $  14,102  $  14,767  $  15,338  $  16,216
  Service revenue........................................      3,756      5,067      6,763      8,027      8,835
                                                           ---------  ---------  ---------  ---------  ---------
    Total revenue........................................     14,942     19,169     21,530     23,365     25,051
                                                           ---------  ---------  ---------  ---------  ---------
Cost of products and services sold:
  System sales...........................................      5,478      5,995      8,161      9,128      8,532
  Service revenue........................................      1,293      1,555      2,362      2,742      2,538
                                                           ---------  ---------  ---------  ---------  ---------
    Total cost of products and services sold.............      6,771      7,550     10,523     11,870     11,070
                                                           ---------  ---------  ---------  ---------  ---------
Gross profit.............................................      8,171     11,619     11,007     11,495     13,981
                                                           ---------  ---------  ---------  ---------  ---------
Research and development expense.........................        538        503      1,296      1,661      1,672
Selling and administrative expenses......................      5,308      7,450      7,718      9,212      8,711
Restructuring of operations..............................         --         --         --      3,426(2)        --
Office consolidation and relocation expense..............         --         --         --         --      1,380(3)
                                                           ---------  ---------  ---------  ---------  ---------
    Total operating expenses.............................      5,846      7,953      9,014     14,299     11,763
                                                           ---------  ---------  ---------  ---------  ---------
Operating income (loss)..................................      2,325      3,666      1,993     (2,804)     2,218
Other income, net........................................         95        134        154        102         95
                                                           ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes........................      2,420      3,800      2,147     (2,702)     2,313
Provision (benefit) for income taxes.....................        863      1,502        808       (877)       901
                                                           ---------  ---------  ---------  ---------  ---------
Net income (loss)........................................  $   1,557  $   2,298  $   1,339  $  (1,825) $   1,412
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Primary and fully diluted net income (loss) per share....  $     .57  $     .73  $     .36  $    (.49) $     .37
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------
Weighted average number of shares of Common Stock
 outstanding -- fully diluted............................      2,711      3,166      3,704      3,688      3,780


                                                                               MARCH 31,
                                                        -------------------------------------------------------
                                                          1992        1993        1994       1995       1996
                                                        ---------  -----------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $   2,068  $   7,807    $   4,817  $   2,634  $   2,146
Working capital.......................................      2,003      9,113        7,567      6,275      7,908
Total assets..........................................      9,151     17,337       19,119     18,890     21,257
Long-term debt, less current portion..................         13         88          278        540        450
Shareholders' equity..................................      3,579     11,372(4)    12,726     11,240     12,614

- ----------
(1) On December 11, 1992, the Company issued 596,559 shares of its Common Stock in exchange for all of the outstanding shares of HMDS. The merger was accounted for as a pooling of interests, and accordingly, the consolidated financial statements of the Company for periods up to the date of consummation of the merger have been restated to include the accounts of HMDS.

(2) In January 1995, the Company initiated a plan to restructure its operations in order to reduce its cost structure. As a result, the Company incurred a restructuring charge of $3.4 million in the fourth quarter of fiscal 1995. See Note 4 of Notes to Consolidated Financial Statements.


(3) In June 1995, the Company decided to consolidate the operations of its Madison, Wisconsin facility into its St. Louis, Missouri headquarters and recorded a charge of $1.4 million for the related costs in the first, third and fourth quarters of fiscal 1996. The consolidation and relocation have been substantially completed. See Note 3 of Notes to Consolidated Financial Statements.


(4) Amount reflects the net proceeds of approximately $5.0 million from the Company's October 1992 initial public offering of Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. WHEN USED IN THE FOLLOWING DISCUSSION, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

OVERVIEW


    CITATION designs, develops, markets and supports patient-centered clinical and financial information systems for hospitals, clinics, physician groups and emerging IDNs. The Company offers a comprehensive suite of products using open client/server architecture to meet a broad range of the information systems needs of the healthcare industry. These products integrate patient care processes within the enterprise and provide community-wide patient registration and identification throughout the IDN. The Company's systems are modular, scalable, and allow clients to leverage their investments in existing systems. Individual components of the Company's systems can function independently, giving clients the ability to build their system over time and to integrate existing software which is meeting their current needs. CITATION's systems are installed in nearly 600 institutions ranging in size from fewer than 100 beds to more than 1,000 beds. CITATION markets its products directly in the United States, Canada, the United Kingdom, and Europe as well as through distribution partners in the Middle East, the Far East, and Latin America.


    The Company generates revenues from the sale of information systems and services. System sales consist of software licenses, related hardware, installation and training, and the sale of third-party software. Hardware revenues are generated from sales of third-party manufactured hardware typically sold in conjunction with the Company's software. Service revenue includes maintenance and support services.

    The sales cycle for the Company's systems is typically six to nine months from initial contact to contract execution. Depending upon the combination of products purchased and the installation schedule, installation typically requires six to 12 months. Revenue from systems sales is recognized upon shipment to the client provided that no significant vendor obligations remain and collection of the related receivable is deemed probable. Revenue related to the installation is recognized as the work is performed. Service revenue is recognized ratably over the term of the contract period. Revenue recognized from the sale of hardware as a percentage of total revenue has declined from 18.7% in fiscal 1995 to 14.6% in fiscal 1996 because of increased software sales and also because the Company's clients are buying hardware directly from third parties.

    Cost of products and services sold includes cost of system sales and cost of service revenue. Cost of system sales includes cost of hardware sold, installation and training expenses, and software amortization expenses. Cost of service revenue includes all client service expenses plus an allocation of certain other overhead expenses.

    Research and development expenses include salaries and expenses related to development and documentation of software systems, reduced by capitalized software development costs. Software development costs are expensed until such time as technological feasibility is established and then are capitalized in compliance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."

    Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, and human resources, as well as profit sharing, bonuses and insurance.

    In January 1995, J. Robert Copper became Chairman and Chief Executive Officer of the Company. From that time until September 1995, the Company recruited and reorganized its senior management to improve its operating performance and position the Company for future growth.

    In January 1995, the Company initiated a plan to restructure its operations in order to reduce its cost structure. As a result, the Company incurred a restructuring charge of $3.4 million in the fourth quarter of fiscal 1995. See
Note 4 of Notes to Consolidated Financial Statements for details of the restructuring charge.

    In June 1995, the new management team decided to consolidate the operations of its Madison, Wisconsin facility into its St. Louis, Missouri headquarters. During the fiscal year ended March 31, 1996, the Company recorded a charge of $1.4 million for the related costs. The consolidation and relocation has been substantially completed. See Note 3 of the Notes to Consolidated Financial Statements for details of the office consolidation and relocation charge.

RESULTS OF OPERATIONS

    The following table  sets forth,  for the periods  indicated, certain  items
from   the  Company's  Consolidated  Statement  of  Operations  expressed  as  a percentage of total revenues.

                                                                                            YEAR ENDED MARCH 31,
                                                                                   --------------------------------------
                                                                                      1994          1995         1996
                                                                                   -----------  ------------  -----------
Net system sales and service revenue:
  System sales...................................................................       68.6%        65.6%         64.7%
  Service revenue................................................................       31.4         34.4          35.3
                                                                                       -----        -----         -----
    Total revenues...............................................................      100.0%       100.0%        100.0%
                                                                                       -----        -----         -----
Cost of products and services sold:
  System sales...................................................................       37.9         39.1          34.1
  Service revenue................................................................       11.0         11.7          10.1
                                                                                       -----        -----         -----
    Total cost of products and services sold.....................................       48.9         50.8          44.2
                                                                                       -----        -----         -----
Gross profit.....................................................................       51.1         49.2          55.8
                                                                                       -----        -----         -----
Research and development expense.................................................        6.0          7.1           6.7
Selling and administrative expenses..............................................       35.8         39.4          34.8
Restructuring of operations......................................................         --         14.7            --
Office consolidation and relocation expense......................................         --           --           5.5
                                                                                       -----        -----         -----
    Total operating expenses.....................................................       41.8         61.2          47.0
                                                                                       -----        -----         -----
Operating income (loss)..........................................................        9.3        (12.0)          8.8
Other income (expense):
  Interest income................................................................        0.8          0.8           0.6
  Interest expense...............................................................       (0.2)        (0.3)         (0.3)
  Other, net.....................................................................        0.1           --           0.1
                                                                                       -----        -----         -----
Income (loss) before income taxes................................................       10.0        (11.6)          9.2
Provision (benefit) for income taxes.............................................        3.8         (3.8)          3.6
                                                                                       -----        -----         -----
Net income (loss)................................................................        6.2%        (7.8)%         5.6%
                                                                                       -----        -----         -----
                                                                                       -----        -----         -----

  COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1995 TO FISCAL YEAR ENDED MARCH 31, 1996

    REVENUE. Total revenues increased 7.2% from $23.4 million in fiscal 1995 to $25.1 million in fiscal 1996 due to a 5.7% increase in system sales, and a 10.1% increase in service revenue. Revenues from domestic operations were flat in fiscal 1996. However, revenues increased at accelerated rates during the third and fourth quarters of fiscal 1996. The Company believes that the results for the first six months of the year were negatively impacted by (i) a management reorganization within the Company, (ii) the refocusing of its sales efforts toward larger, fully integrated hospital information systems sales and (iii) the consolidation of its domestic operations. The increased revenues in the third and fourth quarters are due to this refocusing of sales efforts in the United States and increased efforts to sell the products internationally. International revenues increased 119% to $3.1 million in fiscal 1996. This increase is due to several key system sales to hospitals in England, Ireland and the Netherlands. Domestic and international sales represented 87.8% and 12.2% of total revenues, respectively, in fiscal 1996.

    System sales increased from $15.3 million in fiscal 1995 to $16.2 million in fiscal 1996. The 5.7% increase in system sales was primarily attributable to additional revenue generated from international operations. While the Company sold fewer systems in fiscal 1996 as compared to fiscal 1995, the average system contract value was higher in fiscal 1996. The higher average system contract value reflects the growth in the sale of more comprehensive systems. The average system contract value increased from approximately $180,000 in fiscal 1995 to approximately $280,000 in 1996. This trend was especially evident in the fourth quarter of fiscal year 1996 during which the average systems contract increased 166% from $154,000 during the fourth quarter of fiscal year 1995 to $410,000. System sales represented 65.6% and 64.7% of total revenues in fiscal years 1995 and 1996, respectively.

    Service revenue increased from $8.0 million in fiscal 1995 to $8.8 million in fiscal 1996. The 10.1% increase was primarily due to additional service revenue from the growth in the client base and renewals of maintenance contracts from existing clients. Service revenue represented 34.4% and 35.3% of total revenues in fiscal years 1995 and 1996, respectively.

    COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT. Cost of products and services sold includes cost of hardware sold, installation and client service expenses, and software amortization costs. Cost of sales relating to service revenue includes all client service expenses plus an allocation of certain other expenses based upon estimates made by management. Total cost of products and services sold decreased from $11.9 million in 1995 to $11.1 million in 1996. The total cost of products and services sold decreased from 50.8% of total revenues in fiscal 1995 to 44.2% in fiscal 1996. The decrease was primarily due to the decrease in hardware costs as a percentage of total revenues and a decrease in client service expense reflecting the closing of the Madison office. The decreases in hardware costs and client service expenses were offset by a slight increase in amortization of capitalized software costs for the year. Software amortization costs of $1.7 million in fiscal 1995 and $1.8 million in fiscal 1996 represented 14.4% and 16.2%, respectively, of total costs of products and services sold for fiscal years 1995 and 1996.

    Gross profit increased $2.5 million from $11.5 million in fiscal 1995 to $14.0 million in fiscal 1996. Gross profit as a percentage of total revenues increased from 49.2% in fiscal 1995 to 55.8% in fiscal 1996. The increase was primarily attributable to higher average per system contract value and a lower hardware component as a percentage of the system contract value. Several system sales in fiscal 1996 were software-only sales, which have a higher gross profit percentage than similarly priced systems which include both software and hardware.

    RESEARCH AND DEVELOPMENT EXPENSES. Total outlays for software development for fiscal years 1995 and 1996 were $5.3 million and $4.4 million, respectively, representing 22.8% and 17.6% of total revenues for those periods. The Company capitalized $3.6 million in fiscal 1995 and $2.6 million in fiscal 1996, resulting in research and development expense of $1.7 million for both fiscal years 1996 and 1995. The decrease of $1.0 million in total outlays for software development was primarily due to the consolidation of domestic development into one location. Software development costs for domestic operations were $3.5 million in fiscal year 1996 of which $2.0 million was capitalized.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of total revenues decreased from 39.4%, or $9.2 million in fiscal 1995, to 34.8%, or $8.7 million in fiscal 1996. The decrease in selling and administrative expenses as a percentage of total revenues resulted from consolidating domestic operations in St. Louis. The $0.5 million decrease is also due to lower costs associated with the support of both domestic and international operations.

    OFFICE CONSOLIDATION AND RELOCATION. A charge of $1.4 million was recorded in fiscal 1996 to provide for costs of the consolidation of facilities, settlement of related employee claims and the relocation of certain employees and equipment due to the consolidation of domestic operations in St. Louis.


    OPERATING INCOME. Operating income increased from $0.6 million, excluding restructuring charges of $3.4 million in fiscal 1995, to $3.6 million, excluding $1.4 million in office consolidation and relocation charges in fiscal 1996. The increase in operating income is due to the growth in revenues and the reduction in the cost of sales and selling and administrative expenses. Including the above non-recurring charges, the Company incurred a loss of $2.2 million in fiscal 1995 compared with operating income of $2.8 million in fiscal 1996.


    INCOME TAXES. The Company's effective income tax (benefit) rate was (32.5)% in fiscal 1995 versus 39.0% in fiscal 1996. The fiscal 1995 rate reflects the non-deductibility for tax purposes of a relatively minor portion of the asset write-offs included in the restructuring costs recorded during the year.

  COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1994 TO FISCAL YEAR ENDED MARCH 31, 1995

    REVENUE. Total revenues increased 8.5% from $21.5 million in fiscal 1994 to $23.4 million in fiscal 1995 due to a 3.9% increase in system sales and an 18.7% increase in service revenue.

    System sales increased from $14.8 million in fiscal 1994 to $15.3 million in fiscal 1995. The 3.9% increase in system sales was primarily attributable to additional revenue generated from international operations. While the Company sold fewer systems in fiscal 1995 as compared to fiscal 1994, the average system contract value was higher in fiscal 1995. The higher average system contract value reflects the growth in the sale of systems consisting of clinical information systems. In fiscal 1994 less than 10% of system sales (as measured by the number of contracts sold) consisted of clinical information systems, versus 20% in fiscal 1995. System sales represented 68.6% and 65.6% of total revenues in fiscal years 1994 and 1995, respectively. Revenue from international sales represented 3.2% and 6.0% of total revenues in fiscal years 1994 and 1995, respectively.

    Service revenue increased from $6.8 million in fiscal 1994 to $8.0 million in fiscal 1995. The 18.7% increase was primarily due to additional service revenue from the growth in the client base and renewals of service contracts from existing clients. Service revenue represented 31.4% and 34.4% of total revenues in fiscal years 1994 and 1995, respectively.

    COST OF PRODUCTS AND SERVICES SOLD AND GROSS PROFIT. For fiscal 1994 and 1995, total cost of products and services sold were $10.5 million and $11.9 million, respectively, for a 12.8% increase in fiscal 1995. The total cost of products and services sold increased from 48.9% of total revenues in fiscal 1994 to 50.8% in fiscal 1995. The increase was primarily due to the increase in amortization of capitalized software costs for the year, related to the increase in product development expenditures over the past two years, and to an increase in client service expenses related to additional employees hired to support the growth in the client base. The increases in amortization costs and client service expenses were offset by a slight decrease in hardware costs as a percentage of total revenues. Software amortization costs of $1.3 million in fiscal 1994 and $1.7 million in fiscal 1995 represented 12.1% and 14.4%, respectively, of total costs of products and services sold for fiscal years 1994 and 1995.

    Gross profit increased $0.5 million from $11.0 million in fiscal 1994 to $11.5 million in fiscal 1995. While gross profit increased, gross profit as a percentage of total revenues decreased from 51.1% in fiscal 1994 to 49.2% in fiscal 1995. The decrease in gross profit as a percentage of total revenues primarily reflects the fact that the increases in software amortization costs (34.3%), and client service expenses (15.2%) outpaced the increase in total revenues (8.5%) in fiscal 1995.

    RESEARCH AND DEVELOPMENT COSTS. Total outlays for software development for fiscal years 1994 and 1995 were $3.7 million and $5.3 million, respectively, representing 17.0% and 22.6% of total revenues for those periods. The Company capitalized $2.4 million in fiscal 1994 and $3.6 million in fiscal 1995, resulting in research and development expense of $1.3 million and $1.7 million for fiscal years 1994 and 1995, respectively. The increase of $1.7 million in total outlays for software development was primarily due to costs associated with allocating more resources to the development of new products, such as Windows-based products and enhancements to existing products. See also the discussion of restructuring of operations following.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of total revenues increased from 35.8%, or $7.7 million in fiscal 1994 to 39.4% or $9.2 million in fiscal 1995. The increase in selling and administrative expenses as a percentage of total revenues resulted from selling and administrative expenses increasing at a greater rate (19.4%) than the increases in total revenues (8.5%). Total selling and administrative expenses increased $1.5 million primarily due to costs associated with higher selling and administrative costs to support international and domestic operations. In addition, the increase is attributable to increases in facilities and equipment expenses resulting from moving to new offices, as well as increases to ongoing expenses related to insurance, taxes, professional services, travel, salaries and benefits.

    RESTRUCTURING OF OPERATIONS. During the fourth quarter of fiscal 1995, the Company incurred a restructuring charge of $3.4 million. In January 1995, the Company initiated a plan to restructure its operations in order to reduce its cost structure and remain competitive. The restructuring charge includes $2.8 million related primarily to the write-off of capitalized software costs, inventory and intangible assets associated with discontinued product lines, and $0.6 million for severance and related benefit costs associated with changes in the Company's executive management. The restructuring required a cash outlay of approximately $0.3 million in fiscal 1995 and required a cash outlay of approximately $0.3 million in fiscal 1996.

    OPERATING INCOME. Operating income for fiscal 1994 was $2.0 million compared to $0.6 million in fiscal 1995 (excluding restructuring charges of $3.4 million in 1995). The decrease in operating income before restructuring costs of $1.4 million reflected growth in revenue at a slower rate than growth in various expenses, including increased product development expenditures and higher selling and administrative costs to support the international and domestic operations.

    INCOME TAXES. The Company's effective income tax (benefit) rate was 37.6% in fiscal 1994 versus (32.5)% in fiscal 1995. The fiscal 1995 rate reflects the non-deductibility for tax purposes of a relatively minor portion of the asset write-offs described in restructuring of operations above.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly financial data for each of the eight quarters in the two-year period ended March 31, 1996. This quarterly unaudited information, in the opinion of the Company's management, is a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future quarter.

                                                                        QUARTER ENDED
                                  -----------------------------------------------------------------------------------------
                                   JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                                     1994         1994         1994         1995         1995         1995         1995
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net systems sales and service
 revenue:
  System sales..................   $   3,806    $   4,810    $   3,361    $   3,361    $   3,447    $   2,404    $   4,293
  Service revenue...............       1,911        2,025        1,991        2,100        2,188        2,240        2,164
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total revenues..............       5,717        6,835        5,352        5,461        5,635        4,644        6,457
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Cost of products and services
 sold:
  System sales..................       2,128        2,405        2,078        2,517        1,931        1,731        2,003
  Service revenue...............         621          594          639          888          685          657          602
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total cost of products and
     services sold..............       2,749        2,999        2,717        3,405        2,616        2,388        2,605
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit....................       2,968        3,836        2,635        2,056        3,019        2,256        3,852
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Research and development........         329          421          403          508          447          479          389
Selling and administrative......       2,318        2,479        2,546        1,869        1,926        1,767        2,062
Restructuring of operations.....          --           --           --        3,426           --           --           --
Office consolidation and
 relocation.....................          --           --           --           --        1,000           --           58
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses....       2,647        2,900        2,949        5,803        3,373        2,246        2,509
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss).........         321          936         (314)      (3,747)        (354)          10        1,343
Other income, net...............          31           25           14           32           30           23            3
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income
 taxes..........................         352          961         (300)      (3,715)        (324)          33        1,346
Provision (benefit) for income
 taxes..........................         137          375         (118)      (1,271)        (127)          13          525
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)...............   $     215    $     586    $    (182)   $  (2,444)   $    (197)   $      20    $     821
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Primary and fully diluted net
 income (loss) per share........   $     .06    $     .16    $    (.05)   $    (.66)   $    (.05)   $     .01    $     .22
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                   MAR. 31,
                                     1996
                                  -----------

Net systems sales and service
 revenue:
  System sales..................   $   6,072
  Service revenue...............       2,243
                                  -----------
    Total revenues..............       8,315
                                  -----------
Cost of products and services
 sold:
  System sales..................       2,867
  Service revenue...............         594
                                  -----------
    Total cost of products and
     services sold..............       3,461
                                  -----------
Gross profit....................       4,854
                                  -----------
Research and development........         357
Selling and administrative......       2,956
Restructuring of operations.....          --
Office consolidation and
 relocation.....................         322
                                  -----------
    Total operating expenses....       3,635
                                  -----------
Operating income (loss).........       1,219
Other income, net...............          39
                                  -----------
Income (loss) before income
 taxes..........................       1,258
Provision (benefit) for income
 taxes..........................         490
                                  -----------
Net income (loss)...............   $     768
                                  -----------
                                  -----------
Primary and fully diluted net
 income (loss) per share........   $     .20
                                  -----------
                                  -----------

    The Company's quarterly revenues and results of operations have varied significantly in the past, and are likely to vary in the future as a result of a number of factors, including: the volume and timing of systems sales and installations; the Company's internal management changes and facilities consolidation efforts; the timing of client acceptances; the length and complexity of the systems sales and installation cycles; seasonal buying trends as a result of clients' annual purchasing and budgeting practices; and the increased size of the average contract. While the Company expects that these variations will continue for the foreseeable future, it believes that the impact of the Company's internal changes will be less dramatic. However, the timing of revenue recognition is difficult to forecast because the Company's systems sales and installation cycles are relatively long and frequently depend on factors such as the size and scope of installations and general economic conditions. Also, because a significant percentage of the Company's total expenses, particularly employee compensation, is relatively fixed, variations in timing of systems sales and installations can cause significant variations in operating results from quarter to quarter. If total revenues are below expectations in any period, the Company's inability to adjust spending to compensate fully for the lower revenues may magnify the adverse effect of such a shortfall on the Company's results of operations. Accordingly, period-to-period comparisons of revenues and results of operations may not necessarily be meaningful and are not necessarily indicative of future results.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary source of liquidity is cash flow from operations. At March 31, 1995, the Company had cash and cash equivalents of $2.6 million as compared to $2.1 million at March 31, 1996.

    The Company generated cash from operations of $2.4 million, $2.4 million and $2.7 million in fiscal years of 1994, 1995 and 1996, respectively. Total cash decreased $2.2 million in fiscal 1995. The decrease was primarily due to $4.8 million used in investing activities, including $3.6 million for capitalized software offset by cash provided by operations. Fiscal 1995 cash flow from operating activities includes a non-cash restructuring charge of $2.6 million.

    For the year ended March 31, 1996, the Company generated $2.7 million in cash from operating activities, and used $3.0 million in investing activities (including $2.6 million for capitalized software development and $0.4 million for capital expenditures). Cash from investing activities was immaterial.

    As of March 31, 1996, the Company had a line of credit agreement with a bank. The line of credit allows the Company to borrow up to $1.0 million through July 1996 with interest at the bank's prime rate (8.25% at March 31, 1996). The line of credit is secured by the Company's accounts receivable, inventory and general intangible assets. The Company anticipates that it will renew or replace its line of credit with a similar facility. There were no borrowings outstanding under the line of credit agreement as of March 31, 1996.

    The Company's current commitments consist primarily of operating lease obligations aggregating $3.9 million over the next ten years. The operating leases consist primarily of the Company's office lease in St. Louis, Missouri, which expires in May 2004.

    The Company believes that its cash and cash equivalents, together with its current borrowing facilities, cash generated from operations and cash proceeds from this offering will be sufficient to fund its anticipated cash requirements for at least the next 12 months. The Company's ability to meet its cash requirements on a long-term basis will depend on profitable operations and consistent and timely collections of its accounts receivable.

INFLATION AND CHANGING PRICES

    The Company believes inflation has not had a material effect on the Company's operations or its financial condition.

NEW ACCOUNTING STANDARDS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), which addresses accounting for stock options, purchase and award plans. FAS 123 specifies that companies utilize either the "fair value based method," or the "intrinsic value based method" for valuing stock options granted. The Company will adopt FAS 123 during the year ending March 31, 1997, and expects to utilize the "intrinsic value based method" for valuing stock options granted. The Company anticipates that when adopted, FAS 123 will have no material effect on its consolidated financial position or consolidated results of operations.

                                    BUSINESS

INTRODUCTION


    CITATION designs, develops, markets and supports patient-centered clinical and financial information systems for hospitals, clinics, physician groups and emerging IDNs. The Company offers a comprehensive suite of products using open client/server architecture to meet a broad range of the information systems needs of the healthcare industry. The Company's products integrate patient care processes within the enterprise and provide community-wide patient registration and identification throughout the IDN. The Company's systems are modular, scalable and allow clients to leverage their investments in existing systems. Individual components of the Company's systems can function independently, giving clients the ability to build their system over time and to integrate existing software which is meeting their current needs. CITATION's systems are installed in nearly 600 institutions ranging in size from under 100 beds to over 1,000 beds. CITATION markets its products directly in the United States, Canada, the United Kingdom and Europe as well as through distribution partners in the Middle East, the Far East and Latin America.


INDUSTRY BACKGROUND

    The United States healthcare industry is undergoing rapid change. In 1995, healthcare expenses in the United States approximated $1.0 trillion. Historically, reimbursement for healthcare services has been based on a fee-for-service model of payment. With increasing pressure to reduce costs, managed care organizations and other payors are shifting the economic risk for the delivery of care to providers through alternative reimbursement models, including capitation and fixed fees. As a result, healthcare providers such as hospitals, multi-specialty physician groups, laboratories, pharmacies, home health services and nursing homes are integrating horizontally and vertically to create IDNs. IDNs are designed to serve all of the healthcare needs of regional populations while achieving economies of scale.


    In order to lower healthcare delivery costs while maintaining or improving the quality of patient care, providers need access to detailed clinical and management information to: (i) manage the patient care process throughout the IDN; (ii) automate patient care documentation; (iii) compare care provider performance and clinical and cost outcomes both within the organization and to established norms; (iv) monitor performance under managed care contracts; (v) monitor practice patterns of care providers; (vi) measure the effectiveness of new technologies and therapeutics; and (vii) support intra and inter facility communication. A comprehensive healthcare information system must be able to assist both clinicians and administrators in managing patient information throughout the continuum of care.


    Certain information-intensive departments of healthcare organizations, such as laboratories, were early adopters of information systems in order to manage workflow and clinical data. However, as multiple legacy systems have become increasingly prominent on an enterprise-wide basis, the integration of these systems across the enterprise has become more difficult given the different architectures, platforms and operating systems of these information systems.

    Integration and accessibility to patient information are increasingly necessary for healthcare providers to operate efficiently and improve the quality of patient care. For example, creation of a master patient index represents a current information goal of many hospitals, providers and, increasingly, IDNs. A master patient index ties together information about individuals no matter where or how the data is stored, integrating data from disparate systems and providing a universal electronic record of a patient's demographic, clinical and payor history. In a 1996 survey conducted by Modern Healthcare/Coopers & Lybrand that appears in the March 4, 1996 issue of MODERN HEALTHCARE, 59% of hospital chief information officers surveyed identified master patient indices as one of their top four information priorities, and 54% identified remote access to data as another pressing information systems need. Further, a majority of executives surveyed indicated that they either have or are planning for operations that extend beyond the hospital to integrate other elements of the healthcare system such as physicians, outpatient facilities and payors.

    As the need for readily accessible information throughout the healthcare enterprise continues to grow, hospitals, providers and payors of all sizes are faced with the challenge of implementing healthcare information systems that are scalable, capable of working with existing information systems and flexible to adapt to changes in the healthcare marketplace. Also, such systems must be patient-centered, integrating all aspects of managing the healthcare process, such as clinical care, financial management and administrative decision support.

THE CITATION SOLUTION

    CITATION designs, develops, markets and supports products that address the healthcare industry's need for patient-centered, fully integrated clinical and financial information systems. CITATION's products are designed using a modular, client/server approach, offering clients the ability to build their systems over time and to allow existing legacy applications to interoperate with the Company's products.

    CURES, the Common User Registration Entry System, which the Company expects to ship to clients in late calendar 1996, distributes demographic and health assessment information across multiple disparate entities within healthcare enterprises or IDNs. CURES serves as a central data repository, or master patient index, for all patient demographic and health status information, streamlining the intake process by eliminating repetitive registration questions about medical history and eligibility information.

BUSINESS STRATEGY

    CITATION's goal is to leverage its experience of over fifteen years with client/server application solutions to become a leading provider of healthcare information systems. The Company's strategy for achieving this goal includes the following elements:

    TARGET COMPREHENSIVE SYSTEM SALES. CITATION intends to focus its sales efforts on selling larger, more comprehensive systems to larger hospitals and IDNs to address a broad range of needs. The Company's new management team began to implement this strategy in April 1995. In the fourth quarter of fiscal 1996 the average systems contract value was $410,000, an increase of 166% from the fourth quarter of the previous year.

    LEVERAGE EXISTING CLIENT BASE. With an installed base of over 600 facilities, the Company believes it has the potential to cross-sell additional products to its existing clients because many of those clients have not purchased all of the Company's products. CITATION's products are modular in design and can be added over time as each client's needs expand and evolve.

    EXPAND PRODUCT PORTFOLIO. The Company plans to expand its product line to meet the evolving needs of its clients. The Company continually evaluates its offerings to determine what additional products or enhancements are required by the healthcare information systems marketplace and the Company develops and enhances products internally to meet clients' needs. If the Company can purchase or license proven products at reasonable cost on its chosen technology base it will do so in order to avoid the time and expense involved in developing products.

    CAPITALIZE ON INTERNATIONAL MARKETS. CITATION believes that a significant opportunity exists to expand the sales of its products in international markets. Healthcare providers in a number of countries have not yet invested in sophisticated information systems, and increasingly they are seeking to purchase state-of-the art products, particularly clinical information systems. The Company believes that its open, client/server architecture and modular, scalable systems provide a cost effective solution to these markets. CITATION has successfully entered several international markets through a combination of direct sales and distribution arrangements.

    EXPAND SERVICES. The Company intends to expand the range of strategic client support and data interpretation services it provides in order to strengthen relationships with clients. The Company intends to expand its services to design and configure the architecture of a client's systems, including networking, systems integration and data conversion. Further, the Company intends to provide advice on data analysis to assist care providers in evaluating their operations.

    EXTEND BEYOND HOSPITALS TO THE IDN MARKET. Leveraging the opportunity presented by CURES and the Company's other existing products as well as its position in the hospital market, CITATION believes that it is well positioned to broaden its product array to offer products which meet the complete needs of the IDN. These opportunities include physician practice management, home health, long-term care and specialty facilities, including psychiatric care, ambulatory care and rehabilitation.

PRODUCTS

    CITATION has developed a comprehensive suite of products to manage information in the healthcare enterprise. A client can purchase a comprehensive system or can buy modules separately to match its individual needs. CITATION's systems address the information needs of care providers and hospital administrators by enabling joint access to clinical and cost information, thereby facilitating cost containment, effective decision making and delivery of high-quality care. CITATION offers products addressing four functional areas: clinical, financial, community registration and decision support.

                                                                 NUMBER OF
                                                                  SYSTEMS
                                      PRODUCTS                     SALES                   DESCRIPTION

           --------------------------------------------------------------------------------------------------------------------
                      CLINICAL
                      C-COM                                         30       Communications and Clinical Database
                                                                              Support System
                      C-LAB                                         333      Laboratory Information Systems,
                                                                              including the following submodules:
                                                                              General Lab, Microbiology, Anatomical
                                                                              Pathology and Blood Bank (1)
                      C-CARE                                        30       Care Management System, including
                                                                              nursing notes, care plans and clinical
                                                                              pathways
                      C-RIS                                         26       Radiology Information System, including
                                                                              the following submodules: Transcription
                                                                              System, Film Tracking and Mammography
                                                                              Submodule
                      C-MED (1)                                     15       Pharmacy Information System, including
                                                                              medication dispensing and inventory
                                                                              control

           ---------------------------------------------------------------------------------------------
                      FINANCIAL
                      C-FIS                                         120      Financial System for registration,
                                                                              billing, accounts receivable and
                                                                              collection management
                      C-GEN                                         90       General Accounting System, including
                                                                              general ledger, payroll, accounts
                                                                              payable, materials management and fixed
                                                                              assets management
                      C-REC                                         100      Medical Records Systems, including
                                                                              abstracting and case mix analysis

           ---------------------------------------------------------------------------------------------
                      COMMUNITY REGISTRATION
                      CURES                                        5 (2   )  Master Patient Index linking demographic
                                                                              and health assessment information
                                                                              throughout the integrated delivery
                                                                              network

           ---------------------------------------------------------------------------------------------
                      DECISION SUPPORT
                      C-MIS (3)                                      1       Management Information System providing
                                                                              analytical and decision support
                                                                              information for an enterprise's
                                                                              operations


- ------------------------

(1) The blood bank submodule and C-MED are licensed by the Company from third parties.
(2) Expected to be shipped in late calendar 1996.
(3) Until May 1996 C-MIS was included with certain of the Company's other systems.

  CLINICAL

    C-CIS is CITATION's clinical information system. It currently consists of five main components, each of which can operate independently or as part of a fully integrated system.

        C-COM captures and tracks comprehensive patient clinical information and routes that information among departments or systems in the healthcare organization, enabling providers to evaluate quality of care, productivity and cost-effectiveness of services. C-COM accepts orders from and displays the resulting information at any networked PC location where patient care is being delivered, such as a nursing station or even the bedside. C-COM also supports hand-held, wireless technology. C-COM is currently available for DOS and Windows and is expected to become available for Windows NT in August 1996. Depending on the modules purchased, its price range is $30,000 to $80,000.

        C-LAB (marketed as LAB 2000 in the United Kingdom) provides comprehensive laboratory automation solutions for clinics, single and multiple site hospitals and clinical and research laboratories. C-LAB automates order entry and dissemination of results and interfaces with care providers' financial systems. C-LAB consists of General Lab, Microbiology, Anatomical Pathology and Blood Bank submodules. The Blood Bank submodule is licensed by CITATION for use and implementation in C-LAB. C-LAB is currently available for DOS and is in the process of being migrated to Windows NT. Depending on the modules purchased, its price range is $85,000 to $800,000.

        C-CARE is a patient care management system which is designed to increase the productivity of nurses and other clinicians and to assist in the creation and management of care plans and clinical pathways. C-CARE documents variances against established care plans and clinical pathways, enabling care providers to focus on both improving the quality of care and controlling costs. This system enables the healthcare enterprise to allocate resources and schedule procedures and tests automatically. C-CARE must be used in conjunction with C-COM. C-CARE is currently available for DOS. Depending on the modules purchased, its price range is $25,000 to $75,000.

        C-RIS (marketed as XR2000 in the United Kingdom) is a radiology management system providing patient tracking, transcription, radiology reporting, auto-fax capabilities, statistical reporting, film management and mammography management. C-RIS is currently available for DOS in the United States and for Windows in the United Kingdom and it is in the process of being migrated to Windows NT. Depending on the modules purchased, its price range is $25,000 to $250,000.

        C-MED is a medication dispensing and inventory control system which can increase productivity through the use of tools such as bar-coding to control narcotics or floor stock items. C-MED can integrate with a hospital's other information systems to verify patient status and to provide patient billing and laboratory information. C-MED also enables a single data entry to produce patient charges, labels, profiles, inventory control and drug utilization management. The Company licenses C-MED from a third party, and it is currently available for DOS. Depending on the modules purchased, its price range is $20,000 to $85,000.

  FINANCIAL

    CITATION's financial systems consist of C-FIS (CITATION's registration and billing system), C-GEN (CITATION's general accounting system), and C-REC (CITATION's medical and financial records mixed tracking system). These modules provide a flexible system for evaluating contracts, controlling costs and managing financial information for multiple entity healthcare organizations.

        C-FIS handles patient admissions, discharges and transfers as well as accounts receivable, patient billing and collection arrangement. C-FIS is currently available for DOS and is in the process of being migrated to Windows NT. Depending on the modules purchased, its price range is $40,000 to $80,000.

        C-GEN has a general ledger module providing budgetary comparisons as well profit and loss statements for each department or division, or for the entire enterprise. It has an accounts payable module to maintain cash management through disbursement controls. C-GEN also has the capability to handle human resources functions, tracking authorized staff positions against actual labor resources consumed. C-GEN has a payroll module which assists in managing labor costs. C-GEN is currently available for DOS. Depending on the modules purchased, its price range is $40,000 to $80,000.

        C-REC is designed to help a medical records department meet quality assurance, concurrent review, and special study requirements. C-REC is currently available for DOS and is in the process of being migrated to Windows NT. Depending on the modules purchased, its price range will be $15,000 to $25,000.

  REGISTRATION

    CURES, the Company's community-wide user registration system, distributes demographic and health assessment information across multiple disparate entities within healthcare enterprises or IDNs. CURES serves as a central data repository, or master patient index, for all patient demographic and health status information, streamlining the intake process by eliminating repetitive registration questions about medical history and eligibility information. CURES is capable of linking multiple healthcare facilities in a community (E.G. doctors' offices, hospitals, clinics, nursing homes, and home health agencies) as well as multiple departments within a single facility, providing each user with access to common demographic information. CURES can also serve as a link between existing information systems in home health, physician's offices, and other health facilities, thereby offering a significant step towards the goals of a computerized patient record and the establishment of community-based healthcare services. CURES is in final testing and the Company expects to ship the product in late 1996. The Company has received orders for five CURES systems. CURES will be available for Windows NT. Depending on the modules purchased, its price range will be $25,000 to $250,000.

  DECISION SUPPORT

    C-MIS, CITATION's decision support module, provides healthcare executives access to financial and census information, as well as medical, physician, payor, rate, case mix and labor trends. The module offers report writing and word processing applications, enabling the user to produce reports tying together financial and clinical information. C-MIS includes multiple security levels to limit access to sensitive information. C-MIS is currently available for DOS. Depending on the modules purchased, its price range is $10,000 to $35,000.

SERVICES

    Client service is an important component of the Company's operations. As of March 31, 1996, the Company employed 57 persons in client services. The client services team generally provides implementation, application and support, education and consulting services to the Company's clients and primarily employs medical technologists and other healthcare professionals in supporting and implementing healthcare information systems. Instrument interface, network consulting, operating system and hardware support are provided by experts in each area. Additional client services are provided through computer-based training or formal instructor-led, Company-sponsored ongoing educational courses and seminars.

    In addition, the Company provides comprehensive training for clients at its headquarters near St. Louis. Before the Company's product becomes operational, training is also provided at the client's location. The Company provides additional training at the client's request for a fee. The Company offers a maintenance program covering hardware replacement, software upgrades, and telephone consulting service. Depending on the type of system, the Company offers service contracts for periods of one to five years. Customer support is available 24 hours a day.

    The Company intends to expand the range of strategic client support and data interpretation services it provides in order to strengthen relationships with clients. The Company intends to expand its services to design and configure the architecture of a client's systems, including networking, systems integration and data conversion. Further, the Company intends to provide advice on data analysis to assist care providers in evaluating their operations.

PRODUCT DEVELOPMENT

    CITATION is dedicated to providing state-of-the-art integrated systems for healthcare enterprises. The cornerstone of CITATION's system is its long-standing commitment to client/server technology. CITATION's multi-tiered products are modular in nature, using an open architecture that is easily integratable with third party systems as well as other CITATION systems.

    CITATION's current product development efforts use object-oriented programming methodologies. This allows the Company to develop applications based on reusable libraries of code that the Company believes results in more cost-effective and rapid product development cycles. The Company is a Microsoft Solutions Provider and extensively employs Microsoft toolsets and standards in its product development efforts. The Company believes use of these standards and tools facilitates interfacing with other systems and products. The Company also supports other industry standards such as HL/7 and the Novell Netware Network Operating System.

    Currently, a majority of CITATION's products are available solely on DOS. C-COM is also available for Windows and is expected to be available for Windows NT in August 1996. CURES, which is expected to be shipped in late 1996, will run on Windows NT. The Company intends to migrate substantially all of its products to Windows NT, which the Company expects will become the operating system foundation for a large number of healthcare enterprises, although there can be no assurance that this will be the case. While the Company believes it will accomplish its migration to Windows NT in a timely fashion, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful and timely development, introduction and marketing of the new Windows NT products, that such versions will adequately meet the requirements of the marketplace or that the migration will be accomplished before demand for existing versions of the Company's products slows. Negative developments in these areas could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company plans to expand its product line to meet the evolving needs of its clients. The Company continually evaluates its offerings to determine what additional products or enhancements are required by the healthcare information systems marketplace. The Company develops and enhances products internally to meet clients' needs, but if the Company can purchase or license proven products at reasonable costs it will do so in order to avoid the time and expense involved in developing products. The Company actively seeks out for acquisition and licensing other companies and products that fit into CITATION's overall product and technology plan. There is much competition for suitable acquisition candidates and there can be no assurance that the Company will be able to successfully acquire or license additional products.

    For the years ended March 31, 1995 and 1996, CITATION invested $5.3 million and $4.4 million, respectively, on research and development. At March 31, 1996 the Company employed 49 persons in research and development. The Company expects to continue to make significant investments in research and development, however, there can be no assurance that the Company's financial and technological resources will permit it to develop or market new products successfully or respond effectively to technological changes. The Company expects to complete the development of the majority of its Windows and Windows NT-based products during fiscal 1997. The Company anticipates that due to the nature of the planned development activities (E.G., product enhancements versus the significant development effort involved in porting software to a new operating system), the ratio of software development costs capitalized to total software development outlays will decline in future periods as compared to recent years.

SALES AND MARKETING

    The Company markets its products in the United States, Canada and the United Kingdom through a direct sales force under the direction of the Company's Executive Vice President Sales and Marketing. As of March 31, 1996, the Company's sales force consisted of 22 employees. In addition to the Company's sales force employees, the Company has an 11-person marketing team that promotes the Company's products, participates in trade shows and demonstrates the Company's products. In addition, members of the Company's development and client services departments provide pre-sales support for the Company's direct sales force in making presentations to and preparing comprehensive proposals for potential customers.

    The Company intends to focus its sales efforts on selling larger, more comprehensive systems to larger hospitals and IDNs to address a broad range of needs. As part of this strategy, the Company is cross training its sales force so that each salesperson will have the background necessary to sell all of the Company's products. The Company is also planning to increase its sales force in fiscal 1997.


    The Company has a branch office in the United Kingdom to enhance international marketing. The Company markets its products through distribution alliances in the Middle East, the Far East and Latin America. For example, the Company's UK office is providing support to El Sief Development Corporation (Saudi Arabia) in its efforts to market CITATION products in the Middle East. In addition, the Company has a strategic relationship with Microstate Separations Plc. Ltd. ("Microstate"), a healthcare information systems integration based in Singapore. Microstate has agreed to purchase the Company's systems and to install and support them in other bases, enhancing the Company's access to the Asian/Pacific Rim market. In Latin America, CITATION has a strategic arrangement with Laboratories Para Laboratorios.


REGULATION


    The Company is subject to the general requirements of the Food and Drug Administration's regulations for Class I Medical Devices because it produces C-CIS. The Company complies with these regulations and follows Medical Device Reporting guidelines as well. The Company has decided not to internally develop products (E.G., blood bank software), at this time, that would subject the Company to the pre-market approval requirements of Section 510(k) of the Food, Drug and Cosmetic Act.


    Additional legislation governing the dissemination of medical record information has been proposed. The Medical Records Act, currently pending in Congress, would protect and regulate the confidentiality of medical record information. The Medical Records Act would prohibit the disclosure of individually identifiable health information, except with the patient's consent. Without the patient's consent, medical information could be disclosed only for other limited purposes, including disclosures to permit the creation of nonidentifiable health information and to facilitate medical research. The Medical Records Act would preempt most state laws regarding access to, and the use and disclosure of, medical record information. If the Medical Records Act is enacted, compliance with it could be costly and could preclude or delay the introduction of certain new products. The Company is unable to determine at this time the effect, if any, that these requirements may have on its business.

    In addition, the healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare providers. Many lawmakers have announced that they intend to propose programs to reform the United States healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the regulatory environment in which the Company's clients operate. Healthcare providers may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's healthcare information systems. Even if healthcare providers do not curtail or defer investments, they may institute cost containment measures in anticipation of regulatory reform or for other reasons. These measures may result in greater selectivity in the allocation of capital funds, which could have a material adverse effect on the Company's ability to sell its healthcare information systems and services. The Company cannot predict with any certainty what impact, if any, such legislative or market-driven reforms might have on its business and results of operations. There can be no assurance that such proposed changes, if adopted, would not have a material adverse effect on the Company's business and results of operations.

COMPETITION

    The market for healthcare information systems is highly competitive. Most of the Company's revenues are derived from lengthy, competitive procurement processes managed by sophisticated purchasers that extensively investigate and compare the products offered by the Company and its competitors. The Company believes that the principal competitive factors in this market are the features, functions, and capabilities of the information systems, the user's evaluation of the ongoing support for the information systems, the potential for enhancements and future compatible products, and price. There can be no assurance that the Company will be able to compete successfully with respect to any of such factors. Many of the Company's current and potential competitors have significantly greater financial, managerial, development, technical, marketing and sales resources than the Company and may be able to devote those resources to develop and introduce systems more rapidly than the Company or healthcare information systems with significantly greater functionality than, and superior overall performance to, those offered by the Company. These competitors may also be able to initiate and withstand significant price decreases more effectively than the Company. The continuing consolidation of hospitals and other healthcare providers has resulted in fewer individual purchasing decisions, a trend that may favor larger vendors with greater numbers of hospitals currently under contract. Moreover, the healthcare information industry is entering a period of consolidation which could have a material adverse effect on the Company by increasing the size and strength of its competitors.

    The Company competes with a large number of other healthcare information systems vendors, some of which sell comprehensive systems and some of which sell products which compete with only one or more modules of the Company's products. The Company believes that it is competitive in the marketplace due to the functional capability, sophistication, client/server architecture and price of its software systems; the ability of each user to customize the systems to meet its unique needs; and the high level of service the Company provides to all clients.

PRODUCT LIABILITY

    The Company's products may from time to time be involved in the conveyance, retrieval or storage of confidential data. Improper disclosure of confidential information as a result of an error in the Company's healthcare information systems or any failure by the Company's systems to provide accurate and timely information could result in claims against the Company by its clients or their patients. There can be no assurance the Company will not be subject to such claims in the future, that such claims will not result in liability in excess of any insurance coverage maintained by the Company with respect to such claims, that insurance will cover such claims or that appropriate insurance will continue to be available to the Company at commercially reasonable rates.

INTELLECTUAL PROPERTY

    The Company regards its products as proprietary and relies on a combination of trade secrecy, contractual provisions, and technical measures to protect its proprietary rights. Under the Company's license agreements, the Company's clients agree not to disclose sensitive information about the system. The Company also requires each employee to sign a nondisclosure agreement at the commencement of employment. Notwithstanding these safeguards, it is possible for competitors of the Company to obtain its trade secrets and to imitate its products. Furthermore, there can be no assurance that others will not independently develop software products similar to those developed or planned by the Company. The Company has decided not to apply for patent or copyright protection for its software. The Company believes that trade secret and copyright protection are less important to the Company's success than the Company's ability to further develop, enhance, and modify its software. However, the Company has decided to seek trademark protection for the names of certain of its products in order to avoid confusion in the marketplace.

EMPLOYEES

    As of March 31, 1996, the Company employed 161 persons. Of these employees, 49 were involved in product development, 57 in client services, 33 in sales and marketing and 22 in general administration, clerical and finance. The Company's employees are not represented by a labor union and the Company's management believes that its relationship with its employees is good.

BACKLOG

    The Company sells its products on a purchase order basis, with shipments of "turnkey" systems made shortly after receipt of executed purchase orders. As a result, the level of backlog at any particular time is not necessarily an indication of future results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Company's Directors and executive officers and their ages as of July 15, 1996 are as follows:

NAME                                              AGE      POSITIONS
- --------------------------------------------      ---      --------------------------------------------------------
J. Robert Copper............................          56   Chairman, President and Chief Executive Officer;
                                                            Director
Richard D. Neece............................          50   Executive Vice President and Chief Financial Officer
William H. J. Seabrook......................          62   Executive Vice President -- Sales and Marketing;
                                                            Director
Patricia Q. Moore...........................          49   Vice President -- Human Resources
John M. Selestak............................          39   Vice President -- Marketing
John P. Gilmore.............................          54   Controller
Fred L. Brown (1)...........................          55   Director
James F. O'Donnell (1)(2)...................          49   Director
David T. Pieroni (1)(2).....................          51   Director
Frank L. Poggio.............................          49   Director

- ---------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    J. Robert Copper has been a Director of the Company since May 1992. Mr. Copper was appointed Chairman and Chief Executive Officer of the Company in January 1995 and President of the Company in July 1996. Prior to that time Mr. Copper was a partner in Hales, Copper & Company, a management consulting firm, which he joined in 1992. From 1990 to 1992, Mr. Copper was President and Chief Executive Officer of the PLC Group, a management consulting firm specializing in mergers and acquisitions. From 1988 to 1990, Mr. Copper was President and Chief Executive Officer of Pet, Incorporated, a packaged foods company. Mr. Copper was Senior Vice President -- Planning and Development for Whitman Corporation (formerly IC Industries), a conglomerate ("Whitman Corporation"), from 1980 to 1988.

    Richard D. Neece has been the Executive Vice President -- Finance and Administration of the Company since July 1995. From 1991 to 1995, Mr. Neece served as Executive Vice President -- Finance and Administration for Hussmann Corporation, a manufacturer of commercial refrigeration and supermarket display equipment, which is a subsidiary of Whitman Corporation.

    William H. J. Seabrook has been a Director of the Company since February 1993, and has served as Executive Vice President -- Sales and Marketing of the Company since October 1995. Since September 1991, Mr. Seabrook has provided consulting services to the Company in connection with its international operations. In 1985 he became Chairman of Datasystems Consultants Limited and I.T. Health Consulting Limited, each of which is a consulting company headquartered in London, England specializing in advising health authorities and small companies in the healthcare business.

    Patricia Q. Moore has been Vice President -- Human Resources of the Company since October 1995. From 1992 to 1995, Ms. Moore was Director of Human Resources for Spencer & Spencer Systems, Inc., a contract programming consulting company ("Spencer & Spencer"). From 1988 to 1992, Ms. Moore was Assistant Vice President
- -- Staff Relations/Generalist Treasury Group for Citicorp.

    John M. Selestak has served as Vice President -- Marketing since January 1996, and has also previously served as the Company's Director of National Accounts from 1992 to March 1994. During 1995 he served as a Director for First Consulting Group, Chicago, Illinois, a consulting firm that specializes in information technology in the healthcare industry. From April 1994 to the beginning of 1995, Mr. Selestak served as a Senior Sales Representative of Shared Medical Systems Corporation, which sells healthcare information systems. From 1988 to 1992, he served in sales and marketing roles for ALLTEL Healthcare Information Services, Inc. (formerly TDS Healthcare Systems Corporation), a provider of clinical-based information systems.

    John P. Gilmore has been Controller of the Company since June 1995. From 1991 to 1995, Mr. Gilmore was Director, Corporate Planning and Real Estate Accounting of Whitman Corporation.

    Fred L. Brown has been a Director of the Company since February 1993. He has been President and Chief Executive Officer of BJC Health System, a hospital and healthcare provider headquartered in St. Louis, Missouri, since its creation in June 1993 (resulting from the merger of Christian Health Services with Barnes-Jewish, Inc.). Mr. Brown was President and Chief Executive Officer of Christian Health Services from January 1986 to February 1993. Mr. Brown is a director of Commerce Bancshares, Inc., a Missouri bank holding company ("Commerce Bancshares").


    James F. O'Donnell was elected as a Director of the Company in 1994. Mr. O'Donnell has served since 1990 as Chairman of Capital For Business, Inc., an investment manager of two federally licensed SBIC venture funds and served as President of that company since 1987 to 1990. Capital For Business, Inc. manages CFB Venture Fund I, Inc., which owns 632,311 shares of the Company's Common Stock. Mr. O'Donnell is also Chairman of CFB Venture Fund I, Inc. Capital For Business, Inc. and CFB Venture Fund I, Inc. are wholly owned subsidiaries of Commerce Bancshares. See "Principal and Selling Shareholders."



    David T. Pieroni has been a Director of the Company since August 1991. Mr. Pieroni formed Pieroni Management Counselors, Inc., a management consulting company, in 1990 and served as President from 1990 to 1991, and again became active in its affairs in 1995. From 1991 to 1995 Mr. Pieroni was President of Spencer & Spencer. In 1995, Mr. Pieroni joined The Farris Group, a medical consulting firm, and became President of The Farris Group in 1996. From 1977 to 1990, Mr. Pieroni was a partner at a predecessor of Ernst & Young LLP, working in its healthcare and management consulting practice.


    Frank L. Poggio has been a Director of the Company since it acquired HMDS in December 1992 and was President of the Company from January 1995 to July 1996. Prior to January 1995, Mr. Poggio served as Executive Vice President -- Operations of the Company. Mr. Poggio was the founder of HMDS and served as its President from 1980 to July 1996.


    The Company's Articles of Incorporation provide that the Board of Directors is divided into three classes of Directors serving staggered three-year terms. The members of Class 1, whose terms of office expire at the 1996 annual shareholders meeting, are Mr. Brown and Mr. Seabrook. The members of Class 2, whose terms of office expire at the 1997 annual shareholders meeting, are Mr. Poggio and Mr. O'Donnell. The members of Class 3, whose terms of office expire at the 1998 annual shareholders meeting, are Mr. Copper and Mr. Pieroni. Executive officers are appointed annually by the Board of Directors and continue in office until the following annual meeting of the Board of Directors or until their earlier removal or resignation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1996, before and after giving effect to the sale of Common Stock offered hereby by (i) each Director and certain executive officers of the Company, (ii) all Directors and executive officers of the Company as a group, (iii) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock and (iv) the Selling Shareholders. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.


                                                                                                 SHARES BENEFICIALLY
                                                       SHARES BENEFICIALLY OWNED                   OWNED AFTER THE
                                                        PRIOR TO THE OFFERING(1)    NUMBER OF       OFFERING(1)(2)
                                                      ----------------------------   SHARES    ------------------------
NAME(3)                                                  NUMBER       PERCENTAGE     OFFERED    NUMBER     PERCENTAGE
- ----------------------------------------------------  -------------  -------------  ---------  ---------  -------------
CFB Venture Fund I, Inc. (4)........................      632,311          16.8%      532,311    100,000         1.7%
James F. O'Donnell (4)..............................      632,311          16.8%      532,311    100,000         1.7%
Frank L. Poggio.....................................      351,623           9.4%      200,000    151,623         2.6%
Kennedy Capital Management, Inc.....................      341,800           9.1%           --    341,800         5.9%
J. Robert Copper....................................      290,211(5)        7.5%           --    290,211         4.9%
Richard D. Neece....................................      130,000(5)        3.4%           --    130,000         2.2%
William T. Wynn.....................................       40,265           1.1%           --     40,265        *
William H. J. Seabrook..............................       18,703(5)       *               --     18,703        *
Fred L. Brown.......................................         7,853         *               --      7,853        *
David T. Pieroni....................................         2,050         *               --      2,050        *
All Directors and Executive Officers as a Group (11
 Persons) (6).......................................     1,493,216          37.7  %   732,311    760,905         13.2  %


- ------------
 *   Less than 1%.

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. None of the shares shown are known to be shares with respect to which the listed beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1), except that the number of shares includes shares subject to options presently exercisable or exercisable within 60 days as follows: Mr. Copper -- 100,000 shares; Mr. Neece -- 50,000 shares; Mr. Seabrook -- 10,000 shares; and all Directors and executive officers as a group -- 209,332 shares.


(2) Adjusted to reflect the sale of shares of Common Stock offered hereby. The Company, CFB Venture Fund I, Inc. and Mr. Poggio each granted to the
     Underwriters a 30-day option to purchase up to an aggregate of 209,847, 100,000 and 100,000 additional shares, respectively, solely to cover over-allotments, if any. If all of such shares are purchased, CFB Venture Fund I, Inc. will no longer own any and Mr. Poggio will own less than 1% of the shares of Common Stock outstanding. See "Underwriting" and "Company Director and Employee Offering."


(3) The address for CFB Venture Fund I, Inc. and Mr. O'Donnell is Eleven South Meramec, Suite 1430, St. Louis, Missouri 63105; the address for Kennedy Capital Management, Inc. is 425 North New Ballas, St. Louis, Missouri 63141. The address for all other shareholders in the table is care of the Company at 424 South Woods Mill Road, Chesterfield, Missouri 63017.

(4) Mr. O'Donnell, a director of the Company, is Chairman of CFB Venture Fund I, Inc. and is deemed to beneficially own the shares held by CFB Venture Fund I, Inc.


(5) Mr. Copper purchased 183,400 of the shares beneficially owned by him in the open market and 5,000 shares in connection with the Company's 1992 initial public offering. Mr. Copper received 1,811 shares of Common Stock as a director's fee. The balance of shares of Common Stock beneficially owned by him have been issued, or are issuable, upon the exercise of options. Mr. Neece purchased 80,000 of the shares beneficially owned by him in the open market and the balance of such shares have been issued, or are issuable, upon the exercise of options. Mr. Seabrook purchased 8,703 of the shares beneficially owned by him in the open market and the balance of such shares have been issued, or are issuable, upon the exercise of options. In addition to the above, on July 17, 1995, Mr. Copper was granted options to purchase 100,000 shares of Common Stock, 50,000 of which are contingent on the consummation of the underwritten sale of Common Stock offered hereby and Mr. Neece was granted options to purchase 60,000 shares of Common Stock, 30,000 of which are contingent on the consummation of the underwritten sale of Common Stock offered hereby.


(6) Because Mr. O'Donnell is a director of the Company and is deemed to beneficially own the shares held by CFB Venture Fund I, Inc., the number of shares and percentages for all Directors and Officers as a group includes the shares owned and sold by CFB Venture Fund I, Inc.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    As of the date of this Prospectus, the Company's authorized capital consists of 10,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). On June 30, 1996, 3,756,936 shares of Common Stock were issued and outstanding and 291,497 shares were reserved for issuance upon the exercise of options issued pursuant to the following plans (collectively, the "Stock Option Plans"): (i) the First Amended Incentive Stock Option Plan of CITATION Computer Systems, Inc. effective January 25, 1986, as amended January 1, 1987 and April 30, 1992 and (ii) the CITATION Computer Systems, Inc. 1992 Employee Incentive Stock Option Plan effective April 1, 1992, as amended in April 1993. On June 24, 1996, the shares of Common Stock were held of record by 181 persons. All issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and non-assessable. Upon completion of this offering, 5,781,936 shares of Common Stock will be issued and outstanding (including the 25,000 shares offered by the Company in the Company Director and Employee Offering). No shares of Preferred Stock are outstanding.


    Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of outstanding Preferred Stock, if any. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders are not entitled to cumulate votes for the election of directors. There are no redemption, conversion or sinking fund provisions or preemptive rights with respect to the Common Stock. The rights and privileges of the holders of the Common Stock are subject to the preferential rights and privileges of the holders of any Preferred Stock of the Company. The Common Stock of the Company is quoted and traded on the Nasdaq National Market under the trading symbol "CITA." The Transfer Agent and Registrar for the Common Stock is Boatmen's Trust Company, St. Louis, Missouri.

PREFERRED STOCK


    The Articles of Incorporation authorize the Board of Directors to create and issue one or more series of Preferred Stock and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation and applicable law. Among other rights, the Board of Directors may fix: (i) the number of shares constituting the series and the distinctive designation of the series; (ii) the annual dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates; (iii) whether the series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon and after which the shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; (iv) the obligation, if any of the Company to retire shares of the series pursuant to a sinking fund; (v) whether the shares of that series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or debt securities and if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; (vi) whether the shares of that series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights; (vii) the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; and (viii) any other relative rights, powers, preferences, privileges, qualifications, limitations, or restrictions relating to that series. The shares of Preferred Stock within any one series shall be identical with each other in all respects except as to the dates from and after which dividends shall cumulate, if cumulative.


ANTI-TAKEOVER EFFECTS OF MISSOURI LAW AND ARTICLES OF INCORPORATION AND BY-LAWS


    Set forth  below are  descriptions  of the  relevant provisions  of  Section
351.459 of the Missouri General and Business Corporations Law, the Articles of Incorporation and the By-laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Articles of Incorporation and By-laws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and to Section 351.459 of the Missouri General and Business Corporations Law.


    MISSOURI GENERAL AND BUSINESS CORPORATIONS LAW BUSINESS COMBINATION PROVISION. Section 351.459 of the Missouri General and Business Corporation Law (the "Business Combination Statute"), a statutory provision restricting business combinations with shareholders who acquire 20% or more of a corporation's voting stock, is applicable to the Company because it applies to Missouri corporations that have a class of voting stock registered with the Securities and Exchange Commission (the "Commission") pursuant to Section 12 of the Exchange Act and that have not elected to opt out of the Business Combination Statute; the Company has not opted out of the Business Combination Statute.

    The Business Combination Statute prohibits mergers and certain other business combination transactions between a publicly held Missouri corporation, such as the Company, and any beneficial owner of 20% or more of the outstanding voting stock of the Company (an "Interested Shareholder") for a period of five years after the date on which the latter becomes an Interested Shareholder, unless the proposed business combination or the proposed purchase of stock made by such Interested Shareholder on such Interested Shareholder's stock acquisition date is approved by the board of directors on or prior to such stock acquisition date. After such five year restriction, a business combination with an Interested Shareholder can only be effected if: (i) such business combination is approved by the board of directors prior to the acquisition of stock by the Interested Shareholder; or (ii) a majority of the holders of the outstanding voting stock of the company (not including shares beneficially owned by the Interested Shareholder) approve such business combination; or (iii) certain fair price provisions are met by the proposed business combination.

    The Business Combination Statute would not prevent the holder of a controlling interest from exercising control over the Company or preclude a hostile takeover or acquisition of control of the Company. It may, however, discourage or make more difficult a hostile takeover or acquisition of control. Thus, the Business Combination Statute could deprive shareholders of possible opportunities to realize premiums for their shares and reduce the risk to management that it might be displaced by a takeover.

    AVAILABILITY   OF  SHARES  OF  CAPITAL  STOCK  FOR  FUTURE  ISSUANCE.    The
availability for issue of shares of Preferred Stock and Common Stock by the Company without further action by shareholders (except as may be required by applicable Nasdaq National Market regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Preferred Stock or Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company. The Company has no present plans to issue any shares of Preferred Stock or Common Stock other than as offered hereby or as contemplated under the Stock Option Plans.

    REMOVAL OF DIRECTORS ONLY FOR CAUSE AND RELATED PROVISIONS. The Articles of Incorporation provide that Directors may be removed only for cause and by the affirmative vote of the holders of two-thirds of all outstanding stock entitled to vote. This provision, in conjunction with the provisions of the Articles of Incorporation authorizing the Board of Directors to fill vacant directorships, may prevent shareholders from removing incumbent Directors without cause and filling the resulting vacancies with their own nominees.

    CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. The Articles of Incorporation provide that the Board of Directors is divided into three classes of Directors serving staggered three-year terms. This classified board provision will prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders' meeting following the date the acquirer obtains the controlling interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could thus increase the likelihood that incumbent Directors will retain their positions.

    The Articles of Incorporation provide that the number of Directors will be set at seven, or such other number as may be determined in accordance with the By-laws. The Directors will have the power to change the number of Directors on the Board by resolution adopted by vote of a majority of the Board of Directors. The number of directors is currently set at six.

    The foregoing provisions of the Articles of Incorporation and the provisions described under "Description of Capital Stock -- Anti-Takeover Effects of Missouri Law and Articles of Incorporation and By-laws -- Removal of Directors Only for Cause and Related Provisions" may be changed only by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote for directors on such matters at a meeting duly called for such purpose.

    BOARD CONSIDERATION OF ACQUISITION PROPOSALS; OTHER CONSTITUENCIES.  Section
351.347 of the Missouri General and Business Corporations Law authorizes, but does not require, the Company's Board of Directors to consider a variety of factors and constituencies in addition to the economic interests of the Company's shareholders when exercising its business judgment in connection with acquisition proposals (such as tender offers, merger offers and the like) by other entities. The Articles of Incorporation provide that, in determining whether to take or refrain from taking any corporate action, the Board of Directors may take into account long-term as well as short-term interests of the Company and its shareholders, clients, employees, suppliers and other constituencies, including the effect on communities in which the Company does business. As a consequence, the economic interests of the shareholders may not be the exclusive factor considered by the Board of Directors in response to any such proposals.

    SHAREHOLDER PROPOSALS. The By-laws provide that, if a shareholder desires to submit a proposal at an annual or special shareholders' meeting, the shareholder must submit written notice to the Company in accordance with the provisions of Rule 14a-8 promulgated under the Exchange Act.

    The By-laws also provide that, in order for shareholders to approve precatory proposals requesting the Board of Directors to take certain actions, a majority of the outstanding stock of the Company entitled to vote thereon (and not of the stock present at the meeting) must be voted for the proposal. The requirement that precatory proposals receive approval of a majority of the outstanding shares entitled to vote rather than a majority of the shares present at a meeting will make it more difficult for shareholders to obtain the vote required to approve such proposals. As a result, the By-law provision may discourage or deter a third party from conducting a solicitation of proxies to request the Board of Directors to take certain actions.

    The By-laws provide that, if a shareholder desires to nominate persons for election as Directors, the shareholder must submit written notice to the Company at least 120 days and no more than 180 days prior to the anniversary date of the prior annual meeting. Director nomination notices must set forth the name, address and occupation of the nominee, certain other information about the nominee and the shareholder proposing him or her, and other information as would be required under Regulation 14A of the Exchange Act.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, the Company will have outstanding an aggregate of 5,781,936 shares of Common Stock based on the number of shares outstanding at June 30, 1996, including 25,000 shares of Common Stock offered hereby directly by the Company to Directors and eligible employees of the Company on a non-underwritten basis and excluding options to purchase 291,497 shares which were outstanding as of June 30, 1996. If the Underwriters' over-allotment option is exercised in full the number of shares of Common Stock outstanding after the offering will be 5,991,783. All of these shares will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act") or may currently be sold pursuant to Rule 144 under the Securities Act ("Rule 144"). If CFB Venture Fund I, Inc. holds shares remaining after this offering with a market value of at least $1,500,000, it will have the right to require the Company to register the shares under the Securities Act. If the over-allotment is exercised in full, CFB Venture Fund I, Inc. will not own any shares of the Company.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" (as such term is defined in Rule 144) for at least two years, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company and the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are further subject to certain restrictions relating to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the Company as of or at any time during the 90 days preceding a sale and who has beneficially owned shares of Common Stock for at least three years, is entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

    In addition, under the Company's Stock Option Plans, the Company has issued options to purchase Common Stock at prices which are below current market and may issue options to purchase additional shares of Common Stock in the future. At June 30, 1996, options to purchase 291,497 shares of Common Stock were outstanding of which options to purchase 283,497 shares were immediately exercisable and options to purchase 4,000 shares will become exercisable on September 26, 1996. An additional 21,684 shares of Common Stock are available for future grants under the Stock Option Plans. The Company has filed registration statements on Form S-8 to permit the shares acquired upon exercise of options to be freely tradable or sold pursuant to Rule 144.


    The Company, and Directors, executive officers and the Selling Shareholders beneficially holding an aggregate of 720,640 shares of Common Stock as of June 30, 1996 (excluding shares offered hereby other than the shares subject to the Underwriters' over-allotment option), have entered into lockup agreements with the Underwriters pursuant to which such stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent to Volpe, Welty & Company. Upon expiration of the lockup period, these shares will be eligible for immediate sale, subject in certain cases to volume and other limitations under Rule 144. See "Underwriting."


    No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial number of shares of Common Stock could adversely affect prevailing market prices.


                     COMPANY DIRECTOR AND EMPLOYEE OFFERING



    Of the shares of Common Stock offered hereby, the Company is offering 25,000 shares of Common Stock (the "Director and Employee Shares") to its Directors and full-time Company employees who are presently and for at least six months have been employed by the Company (the "Director and Employee Offerees"). The Director and Employee Shares will be offered and sold to eligible Director and Employee Offerees on a non-discriminatory basis at the Price to Public less the amount of Underwriting Discounts and Commissions. The minimum number of Director and Employee Shares that may be purchased by a Director and Employee Offeree is 25 shares. Director and Employee Offerees must advise the Company whether they desire to purchase any of the Director and Employee Shares not later than the close of business on the business day following the date of this Prospectus. Any Director and Employee Shares not purchased by Director and Employee Offerees will not be offered or sold to the public. In the event that the offering by the Company of Director and Employee Shares is over-subscribed, each subscribing Director and Employee Offeree will be sold a number of Director and Employee Shares equal to his or her pro rata portion of the 25,000 Director and Employee Shares available for sale based on the relationship which the number of Director and Employee Shares subscribed for by such Director and Employee Offeree bears to the total number of Director and Employee Shares subscribed for by all Director and Employee Offerees. The offering to the public pursuant to this Prospectus is not contingent upon any minimum number of Director and Employee Shares being sold. The Underwriters are not responsible for and are not involved in any manner with the offering and sale of the Director and Employee Shares and the Underwriters will not receive any compensation or reimbursement in respect of the sale of the Director and Employee Shares.



    Each Director and Employee Offeree who purchases Director and Employee Shares is required to include in his or her gross income in the year of purchase, with respect to each Director and Employee Share purchased by such Director and Employee Offeree, the excess, if any, of the fair market value of a Director and Employee Share (determined at the time of transfer) over the amount paid by such Director and Employee Offeree. This amount will be subject to applicable income, employment and other withholding taxes. Any subsequent appreciation or depreciation in the value of such Director and Employee Share generally will be taxable as capital gain or loss on an exchange or other taxable disposition. This summary of Federal income tax consequences to Director and Employee Offerees is not intended to be a complete summary of such tax consequences. Further, this summary does not cover other tax consequences, including state income tax consequences. Accordingly, Director and Employee Offerees are urged to consult with their own tax advisors concerning the purchase of Director and Employee Shares.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Volpe, Welty & Company, Jefferies & Company, Inc. and Punk, Ziegel & Knoell, L.P. are acting as representatives (together, the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite its name below:


                                                                                             NUMBER OF
UNDERWRITER                                                                                    SHARES
- -------------------------------------------------------------------------------------------  ----------
Volpe, Welty & Company.....................................................................
Jefferies & Company, Inc...................................................................
Punk, Ziegel & Knoell, L.P.................................................................

                                                                                             ----------
    Total..................................................................................   2,732,311
                                                                                             ----------
                                                                                             ----------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less  a concession of not in excess of $        per share, of which $        may
be reallocated to other dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


    The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 209,847 and 200,000 shares of Common Stock, respectively, at the same price per share as the Company and the Selling Shareholders receive for the 2,732,311 shares of Common Stock offered hereby, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 2,732,311 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover the over-allotments in connection with the sale of the 2,732,311 shares of Common Stock offered hereby.



    Each of the Company's directors, certain officers of the Company and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days following the date of this Prospectus, without the prior written consent of Volpe, Welty & Company. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days following the date of this Prospectus without the prior written consent of Volpe, Welty & Company, except for the offering of 25,000 shares of Common Stock to Directors and certain employees of the Company as described on the cover page of this Prospectus and under "Company Director and Employee Offering," the granting of options pursuant to the Company's existing Stock Option Plans and, subject to consultation with Volpe, Welty & Company, the issuance of shares by the Company in connection with acquisitions. Volpe, Welty & Company, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.



    The Company is offering 25,000 shares of Common Stock hereby to Directors and certain employees of the Company as described on the cover page of this Prospectus and under "Company Director and Employee Offering." The offering of Director and Employee Shares by the Company is not being underwritten by the Underwriters and will not be subject to the terms and conditions of the Underwriting Agreement. The Underwriters will not receive any compensation or reimbursement in connection with the offer or sale of such shares. Any of such shares of Common Stock not purchased by such Directors and employees will not be offered or sold to the public.


    The offering of the underwritten shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.


    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates may have engaged in passive market making in the Company's Common Stock during the cooling off period.


    The Company and the Selling Shareholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois, special counsel to the Company, which may rely, as to matters of Missouri law, on the opinion of Suelthaus & Walsh, P.C., St. Louis, Missouri. Certain legal matters will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of the Company included in this Propectus as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601-2511; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules, which may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at 75 Park Place, 14th Floor, New York, New York 10007. Copies of the Registration Statement can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the Commission's Web site at http:/www.sec.gov.

    Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference and made a part hereof: (i) Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996 (the "1996 Annual Report"), filed on July 1, 1996; and (ii) the registration statement on Form 8-A, filed on June 3, 1992, which discusses the terms of the Common Stock.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Such written or oral request should be directed to the attention of Debbie Edgar, Executive Assistant, CITATION Computer Systems, Inc., 424 South Woods Mill Road, Chesterfield, Missouri 63017 (telephone (314) 579-7900).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2
Consolidated Balance Sheet.................................................................................        F-3
Consolidated Statement of Operations.......................................................................        F-4
Consolidated Statement of Cash Flows.......................................................................        F-5
Consolidated Statement of Shareholders' Equity.............................................................        F-7
Notes to Consolidated Financial Statements.................................................................        F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of CITATION Computer Systems, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the consolidated financial position of CITATION Computer Systems, Inc. and its subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
St. Louis, Missouri
April 30, 1996

                           CONSOLIDATED BALANCE SHEET

                                                                                               MARCH 31,
                                                                                          --------------------
                                                                                            1995       1996
                                                                                          ---------  ---------
                                                                                             (IN THOUSANDS,
                                                                                          EXCEPT SHARE AND PER
                                                                                             SHARE AMOUNTS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................................................  $   2,634  $   2,146
  Accounts receivable:
      Trade, net of allowance for doubtful accounts of $137 and $170, respectively......      6,885     10,919
      Other.............................................................................         52         36
  Inventories (Note 6)..................................................................        534        537
  Prepaid expenses and other current assets.............................................        689        704
  Income taxes receivable (Note 8)......................................................      1,178         --
  Deferred tax asset (Note 8)...........................................................        159         83
                                                                                          ---------  ---------
        Total current assets............................................................     12,131     14,425
                                                                                          ---------  ---------
SOFTWARE DEVELOPMENT COSTS, NET OF ACCUMULATED AMORTIZATION OF $6,203 AND $7,992,
  RESPECTIVELY (NOTE 2).................................................................      3,942      4,762
                                                                                          ---------  ---------
PROPERTY AND EQUIPMENT, NET (NOTE 2)....................................................      2,255      1,756
                                                                                          ---------  ---------
OTHER ASSETS............................................................................        562        314
                                                                                          ---------  ---------
        Total assets....................................................................  $  18,890  $  21,257
                                                                                          ---------  ---------
                                                                                          ---------  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 7)............................................  $     120  $     143
  Accounts payable......................................................................      1,880      1,421
  Customer deposit......................................................................        520        542
  Accrued bonuses payable...............................................................         --        475
  Accrued commissions...................................................................         47        334
  Other accrued liabilities.............................................................        688      1,254
  Deferred service revenue..............................................................      2,601      2,317
  Income taxes payable (Note 8).........................................................         --         31
                                                                                          ---------  ---------
        Total current liabilities.......................................................      5,856      6,517
LONG-TERM DEBT (NOTE 7).................................................................        540        450
DEFERRED TAX LIABILITY (NOTE 8).........................................................      1,254      1,676
                                                                                          ---------  ---------
                                                                                              7,650      8,643
                                                                                          ---------  ---------
COMMITMENTS (NOTES 5, 11 AND 12)

SHAREHOLDERS' EQUITY (NOTES 2 AND 9):
  Preferred stock; par value $.01 per share; 5,000,000 shares authorized; no shares
   issued and outstanding...............................................................         --         --
  Common stock; par value $.10 per share; 10,000,000 shares authorized; 3,711,791 and
   3,747,882 shares issued and outstanding, respectively................................        371        375
  Paid-in capital.......................................................................      5,965      6,128
  Retained earnings.....................................................................      4,768      6,180
  Equity adjustment from foreign currency translation...................................        136        (69)
                                                                                          ---------  ---------
                                                                                             11,240     12,614
                                                                                          ---------  ---------
        Total liabilities and shareholders' equity......................................  $  18,890  $  21,257
                                                                                          ---------  ---------
                                                                                          ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                               YEAR ENDED MARCH 31,
                                                                          -------------------------------
                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                                     AMOUNTS)
NET SYSTEM SALES AND SERVICE REVENUE:
  System sales..........................................................  $  14,767  $  15,338  $  16,216
  Service revenue.......................................................      6,763      8,027      8,835
                                                                          ---------  ---------  ---------
                                                                             21,530     23,365     25,051
                                                                          ---------  ---------  ---------
COST OF PRODUCTS AND SERVICES SOLD:
  System sales..........................................................      8,161      9,128      8,532
  Service revenue.......................................................      2,362      2,742      2,538
                                                                          ---------  ---------  ---------
                                                                             10,523     11,870     11,070
                                                                          ---------  ---------  ---------
      Gross profit......................................................     11,007     11,495     13,981

RESEARCH AND DEVELOPMENT EXPENSE........................................      1,296      1,661      1,672
SELLING AND ADMINISTRATIVE EXPENSES.....................................      7,718      9,212      8,711
RESTRUCTURING OF OPERATIONS (NOTE 4)....................................     --          3,426     --
OFFICE CONSOLIDATION AND RELOCATION EXPENSE (NOTE 3)....................     --         --          1,380
                                                                          ---------  ---------  ---------
OPERATING INCOME (LOSS).................................................      1,993     (2,804)     2,218
                                                                          ---------  ---------  ---------
OTHER INCOME (EXPENSE):
  Interest income.......................................................        178        186        144
  Interest expense......................................................        (35)       (74)       (68)
  Other, net............................................................         11        (10)        19
                                                                          ---------  ---------  ---------
                                                                                154        102         95
                                                                          ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES.......................................      2,147     (2,702)     2,313
PROVISION (BENEFIT) FOR INCOME TAXES (NOTE 8)...........................        808       (877)       901
                                                                          ---------  ---------  ---------
NET INCOME (LOSS).......................................................  $   1,339  $  (1,825) $   1,412
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE (NOTE 2):
  Primary and fully diluted:
      Net income (loss) per share.......................................  $     .36  $    (.49) $     .37
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               YEAR ENDED MARCH 31,
                                                                          -------------------------------
                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
                                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers........................................  $  20,721  $  22,972  $  20,771
    Cash paid to suppliers and employees................................    (18,225)   (20,145)   (18,896)
    Income taxes paid...................................................       (242)      (592)       806
    Interest paid.......................................................        (25)       (71)       (87)
    Interest received and other.........................................        178        186        144
                                                                          ---------  ---------  ---------
          Net cash provided by operating activities.....................      2,407      2,350      2,738
                                                                          ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures................................................       (883)    (1,167)      (430)
    Software development costs..........................................     (2,369)    (3,622)    (2,609)
    Proceeds from sale of property and equipment........................         --          8         55
    Purchase of CPS, net of cash acquired (Note 1)......................     (2,124)        --         --
                                                                          ---------  ---------  ---------
          Net cash used in investing activities.........................     (5,376)    (4,781)    (2,984)
                                                                          ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Principal payments on long-term debt................................        (36)       (91)      (362)
    Proceeds from long-term debt........................................         --         --        202
    Proceeds from sale of common stock pursuant to exercise of stock
     options and warrants...............................................         40        119        136
    Issuance of common stock to directors...............................         --         37         31
                                                                          ---------  ---------  ---------
          Net cash provided by financing activities.....................          4         65          7
                                                                          ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.................................        (25)       183       (249)
                                                                          ---------  ---------  ---------
NET (DECREASE) IN CASH AND CASH EQUIVALENTS.............................     (2,990)    (2,183)      (488)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR
  (NOTE 2)..............................................................      7,807      4,817      2,634
                                                                          ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR..................................  $   4,817  $   2,634  $   2,146
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                                                                                YEAR ENDED MARCH 31,
                                                                           -------------------------------
                                                                             1994       1995       1996
                                                                           ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES:
Net income (loss)........................................................  $   1,339  $  (1,825) $   1,412
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of property and equipment..............        511        852        921
    Amortization of software development costs...........................      1,274      1,711      1,789
    Amortization of maintenance contracts................................        104        104         --
    Amortization of other assets.........................................        191        264         83
    Non-cash restructuring charges.......................................         --      2,593         90
    Loss on disposal of property and equipment...........................         --         35         --
    Increase in accounts receivable, net.................................     (1,034)      (715)    (4,018)
    Decrease (increase) in inventories...................................        202        201         (3)
    Decrease (increase) in prepaid expenses and other assets.............       (345)      (492)       150
    Decrease (increase) in deferred tax asset............................        148       (130)        76
    Increase (decrease) in accounts payable..............................       (201)       757       (459)
    Increase (decrease) in customer deposits.............................       (238)       (12)        22
    Increase (decrease) in other accrued liabilities.....................       (341)        12      1,328
    Increase (decrease) in deferred service revenues.....................        379        334       (284)
    Increase (decrease) in current income taxes receivable/ payable......        (25)    (1,371)     1,209
    Increase in deferred income tax liability............................        443         32        422
                                                                           ---------  ---------  ---------
          Net cash provided by operating activities......................  $   2,407  $   2,350  $   2,738
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES (IN THOUSANDS)

During the years ended March 31, 1994, 1995 and 1996, the Company issued $249, $418 and $93, respectively, in notes payable in conjunction with the purchase of property and equipment.

   The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                    EQUITY
                                                                  COMMON STOCK                    ADJUSTMENT
                                                              --------------------               FROM FOREIGN
                                                                          PAID-IN    RETAINED      CURRENCY
                                                              PAR VALUE   CAPITAL    EARNINGS     TRANSLATION     TOTAL
                                                              ---------  ---------  -----------  -------------  ---------
                                                                                    (IN THOUSANDS)
BALANCE, MARCH 31, 1993.....................................  $     360  $   5,780   $   5,254     $     (22)   $  11,372
Sale of common stock pursuant to exercise of stock options
  and warrants..............................................          4         36          --            --           40
Foreign currency translation adjustment.....................         --         --          --           (25)         (25)
Net income..................................................         --         --       1,339            --        1,339
                                                              ---------  ---------  -----------        -----    ---------
BALANCE, MARCH 31, 1994.....................................        364      5,816       6,593           (47)      12,726
Sale of common stock pursuant to exercise of stock options
  and warrants..............................................          6        113          --            --          119
Issuance of common stock to directors.......................          1         36          --            --           37
Foreign currency translation adjustment.....................         --         --          --           183          183
Net loss....................................................         --         --      (1,825)           --       (1,825)
                                                              ---------  ---------  -----------        -----    ---------
BALANCE, MARCH 31, 1995.....................................        371      5,965       4,768           136       11,240
Sale of common stock pursuant to exercise of stock options
  and warrants..............................................          3        133          --            --          136
Issuance of common stock to directors.......................          1         30          --            --           31
Foreign currency translation adjustment.....................         --         --          --          (205)        (205)
Net income..................................................         --         --       1,412            --        1,412
                                                              ---------  ---------  -----------        -----    ---------
BALANCE, MARCH 31, 1996.....................................  $     375  $   6,128   $   6,180     $     (69)   $  12,614
                                                              ---------  ---------  -----------        -----    ---------
                                                              ---------  ---------  -----------        -----    ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  BASIS OF PRESENTATION
    In July 1993, CITATION Computer Systems, Inc. ("CITATION" or the "Company") acquired all of the issued and outstanding shares of capital stock of Rubicon Corporation, subsequently renamed CITATION Professional Services, Inc. ("CPS") for approximately $2,245 in cash, effective July 1, 1993. The business combination has been accounted for as a purchase transaction; accordingly, the accompanying financial statements include the results of operations of CPS since the date of acquisition.

    Net assets acquired consist of the following:

Cash................................................................  $     121
Accounts receivable.................................................        419
Property and equipment..............................................        247
Maintenance contracts...............................................        970
Other assets........................................................        686
Current liabilities assumed.........................................       (198)
                                                                      ---------
                                                                      $   2,245
                                                                      ---------
                                                                      ---------

    The following unaudited pro forma summary presents the combined historical results of operations as adjusted to reflect purchase transactions assuming that the acquisition had occurred at April 1, 1993. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on April 1, 1993, nor are they necessarily indicative of the results that may occur in the future.

                                                                                  YEAR ENDED
                                                                                MARCH 31, 1994
                                                                                --------------
Net sales and service revenue.................................................    $   22,228
Net income....................................................................    $    1,364
Net income per share..........................................................    $      .36

    See Note 4 for discussion of the fiscal 1995 restructuring charge related to CPS.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

    The significant accounting policies followed by the Company are described below:

    OPERATIONS

    CITATION designs, develops, markets and services client/server information systems for the healthcare industry. The Company's products focus on three main areas: clinical, administrative/ financial, and community registration.

    INVENTORIES

    Inventories are valued at the lower of cost, determined on the first in, first out basis, or market.

    PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Major renewals and betterments are capitalized while maintenance and repairs are expensed currently. When property is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is credited or charged to income.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Property and equipment consists of the following:

                                                                           MARCH 31,
                                                                      --------------------
                                                                        1995       1996
                                                                      ---------  ---------
Furniture and fixtures..............................................  $   1,448  $   1,315
Hardware and shop equipment.........................................      3,229      3,687
Leasehold improvements..............................................        158        170
Vehicles............................................................        104         91
                                                                      ---------  ---------
                                                                          4,939      5,263
Less -- accumulated depreciation and amortization...................     (2,684)    (3,507)
                                                                      ---------  ---------
    Net property and equipment......................................  $   2,255  $   1,756
                                                                      ---------  ---------
                                                                      ---------  ---------

    The Company provides for depreciation of property and equipment by charging against earnings amounts sufficient to amortize the cost of the properties over the estimated useful lives generally using straight-line methods. The estimated useful life of the assets is as follows:

Vehicles, furniture, fixtures and equipment.......  3 to 10 years
                                                    Remaining life of the
Leasehold improvements............................  lease

    REVENUE RECOGNITION

    Revenue from the sale of computer systems is recognized upon shipment to the customer providing that no significant vendor obligations remain and collection of the related receivable is deemed probable. Costs and expenses related to installation of the computer equipment and software system, training customer personnel, and provision for warranties offered are estimated and recorded as cost of sales when the related revenue is recognized.

    Revenue from the sale of additional hardware and additional software is recognized upon shipment. Costs and expenses associated with the sale of additional hardware and software are recorded when the related revenue is recognized. Revenue related to product warranties and maintenance service contracts is recognized ratably over the term of the contract period. Sales returns are treated as reductions to net system sales and service revenues.

    COST OF SALES

    For purposes of estimating the cost of sales related to service revenue, the Company includes all of its customer service expenses plus an allocation of certain other expenses based upon estimates made by management.

    SOFTWARE DEVELOPMENT COSTS

    Certain costs incurred in developing software products are capitalized and amortized on a product-by-product basis using the greater of the ratio that current gross revenues for a product bear to the current and anticipated future gross revenues for that product or the straight-line method over the estimated three to five year economic life of the products. The costs consist of salaries, computer expenses and other overhead costs directly related to the development and/or major enhancement of software products. Such costs are capitalized, to the extent they are recoverable through future sales, from the time the products' technological feasibility is established up to its general release to customers. Costs incurred before or after this period are expensed as incurred.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Such temporary differences result primarily from using different methods to accrue certain expenses and to calculate capitalization of software development costs for financial and tax reporting purposes. Deferred tax expense represents the change in the deferred tax asset or liability.

    EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

    Earnings per common and common equivalent share is determined by dividing net income by the aggregate weighted average number of common shares and common share equivalents outstanding during each period presented. Common share equivalents consist of common stock which may be issuable upon exercise of outstanding stock options (using the treasury stock method), except when antidilutive.

    The weighted average number of shares used in computing earnings per common and common equivalent share are as follows:

                                                       YEAR ENDED MARCH 31,
                                                ----------------------------------
                                                   1994        1995        1996
                                                ----------  ----------  ----------
Primary.......................................   3,703,876   3,687,669   3,767,533
                                                ----------  ----------  ----------
Fully diluted.................................   3,703,876   3,688,152   3,779,759
                                                ----------  ----------  ----------

    FOREIGN CURRENCY TRANSLATION

    The asset and liability accounts of the Company's foreign division are translated at the year-end exchange rate. Revenue and expense amounts are translated at monthly average exchange rates. The resulting translation adjustment is recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in earnings when incurred. Such foreign currency transaction gains and losses were not material for each of the three years in the period ended March 31, 1996.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents includes all highly liquid investments, such as money-market accounts and short-term discount notes, with an original maturity of three months or less.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

    DIRECTORS' FEES

    During the year ended March 31, 1995, the Company adopted the Directors Common Share Plan ("Directors' Plan") whereby certain non-employee members of the Board of Directors ("Directors") may receive all or a portion of the Directors' fees in the form of Company common stock in lieu of cash. During the years ended March 31, 1995 and 1996, 5,433 and 4,959 shares of common stock valued at $37 and $31, respectively, were issued to such Directors under the Directors' Plan.

3.  OFFICE CONSOLIDATION AND RELOCATION
    In June 1995, the Company decided to consolidate the operations of its Madison, Wisconsin, facility into its St. Louis, Missouri, headquarters. Charges of $1,000, $58 and $322 were recorded in the first, third

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

3. OFFICE CONSOLIDATION AND RELOCATION (CONTINUED) and fourth quarters, respectively, of the fiscal year ended March 31, 1996 to provide for the costs of the consolidation of facilities, settlement of related employee claims and the relocation of certain employees and equipment. The major components of the combined charges are as follows:

Lease buyout and asset write-off, net...............................  $     680
Employee severance and related costs................................        171
Employee arbitration settlement and related costs...................        208
Employee relocation.................................................        112
Office move and other related expenses..............................        209
                                                                      ---------
                                                                      $   1,380
                                                                      ---------
                                                                      ---------

    All expenses associated with the office consolidation and relocation were recorded during the fiscal year ended March 31, 1996, and no material future costs are expected. With the exception of the asset write-offs totaling approximately $90, all costs resulted in cash payments.

4.  RESTRUCTURING OF OPERATIONS
    During the fourth quarter of the fiscal year ended March 31, 1995, the Company initiated various activities to restructure its operations in order to reduce its cost structure and remain competitive.

    Restructuring  activities resulted in  net charges of  $3,426 which included
$2,801 related to the write-off of capitalized software costs, inventory and intangible assets associated with discontinued product lines, certain maintenance contracts and intangible assets associated with the CPS acquisition and $625 for severance and related benefit costs associated with changes in the Company's executive management. With the exception of the asset write-offs, these restructuring charges resulted in cash outlays.

    Accrued restructuring costs totaling $292 were paid during the fiscal year ended March 31, 1996, and no additional costs were incurred or are expected.

5.  CONCENTRATION OF CREDIT RISK
    The Company generates revenue primarily through sales to the healthcare industry located throughout the United States. Due to this concentration, substantially all receivables at March 31, 1995 and 1996 are from healthcare institutions which may be similarly affected by changes in economic, regulatory or other conditions.

    The Company  performs  ongoing  credit  evaluations  of  its  customers  and generally  does  not  require  collateral. The  Company  maintains  reserves for potential credit losses and such losses have been within management's expectations.

    The Company invests its excess cash in deposits with major financial institutions, in U.S. government agency securities and in commercial paper of companies with strong credit ratings. Generally, the investments mature within 90 days and, therefore, are subject to little risk. The Company has not experienced losses related to these investments.

6.  INVENTORIES
    Inventories consist of the following:

                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Hardware and third party software.........................................  $     286  $     322
Field service equipment...................................................        248        215
                                                                            ---------  ---------
                                                                            $     534  $     537
                                                                            ---------  ---------
                                                                            ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

7.  DEBT
    Long-term debt consists of bank notes payable with interest rates ranging from 8.09% to 8.75% due through March 2000. Long-term debt at March 31, 1995 and 1996, was $660 and $593, respectively.

    As of March 31, 1996, the Company had a line of credit agreement with a bank. The line of credit allows the Company to borrow up to $1,000 through July 31, 1996, with interest at the bank's prime rate (8.25% at March 31, 1996). There were no borrowings outstanding under the line of credit agreement in effect at March 31, 1996.

    The line of credit and the notes payable are secured by the Company's accounts receivable, inventory, equipment and general intangible assets. The respective agreements require that certain minimum net worth and leverage ratio requirements be maintained by the Company. The Company was in compliance with these requirements at March 31, 1996.

    The aggregate maturities of long-term debt are as follows:

                                                                          YEAR ENDED
                                                                           MARCH 31,
                                                                         -------------
1997...................................................................    $     143
1998...................................................................          359
1999...................................................................           54
2000...................................................................           37
                                                                               -----
                                                                           $     593
                                                                               -----
                                                                               -----

8.  INCOME TAXES
    The components of the provision (benefit) for income taxes are as follows:

                                                                    YEAR ENDED MARCH 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Current:
Federal......................................................  $     164  $    (620) $     341
State........................................................         53       (159)        62
                                                               ---------  ---------  ---------
                                                                     217       (779)       403
                                                               ---------  ---------  ---------
Deferred:
Federal......................................................        497       (106)       418
State........................................................         94          8         80
                                                               ---------  ---------  ---------
                                                                     591        (98)       498
                                                               ---------  ---------  ---------
                                                               $     808  $    (877) $     901
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate (34%) as follows:

                                                                    YEAR ENDED MARCH 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Income tax provision (benefit) at the statutory rate.........  $     730  $    (919) $     787
Increases (decreases):
State income taxes, net......................................         97       (108)        94
Write-off of CPS acquisition costs...........................         --         70         --
Other, net...................................................        (19)        80         20
                                                               ---------  ---------  ---------
                                                               $     808  $    (877) $     901
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

8.  INCOME TAXES (CONTINUED)
    Deferred tax assets and liabilities at March 31, 1995 and 1996, are as follows:

                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Current deferred tax asset:
Accrued liabilities.......................................................  $      58  $      29
Allowance for doubtful accounts...........................................         56         68
Other, net................................................................         45        (14)
                                                                            ---------        ---
Total current deferred tax asset..........................................  $     159  $      83
                                                                            ---------        ---
                                                                            ---------        ---

                                                                             MARCH 31,
                                                                        --------------------
                                                                          1995       1996
                                                                        ---------  ---------
Long-term deferred tax liability:
  Capitalized software development costs..............................  $   1,523  $   1,952
  Depreciation........................................................        (33)       (29)
  State taxes.........................................................        (69)       (97)
  Tax credit carry forward............................................        (90)       (90)
  Other, net..........................................................        (77)       (60)
                                                                        ---------  ---------
Total deferred tax liability..........................................  $   1,254  $   1,676
                                                                        ---------  ---------
                                                                        ---------  ---------

9.  STOCK OPTIONS AND WARRANTS
    On April 20, 1992, the board of directors and shareholders approved the adoption of the 1992 Employee Incentive Stock Option Plan which provides for the issuance of up to 148,347 stock options to executive officers or other key employees of the Company.

    On October 13, 1993, the board of directors adopted an amendment to the 1992 Employee Incentive Stock Option Plan which increased the number of stock options available for issuance to executive officers or other key employees of the Company by 200,000.

    The Company's incentive stock option plan allows participation, with certain restrictions, by all full-time employees with one year of service. Options granted allow employees to purchase shares of the Company's common stock at prices not less than the fair market value of the stock at the date of the grant. Options which have been granted under the plan are exercisable during the employment of the grantee or at specified time intervals. Outstanding options expire between 1995 and 2005.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

9.  STOCK OPTIONS AND WARRANTS (CONTINUED)
    Stock option transactions (number of shares) are summarized below:

                                                                               YEAR ENDED MARCH 31,
                                                                         --------------------------------
                                                                           1994       1995        1996
                                                                         ---------  ---------  ----------
Shares under option, beginning of period...............................    225,023    291,626     255,292
Stock options granted at an option price of $4.50......................         --         --      56,500
Stock options granted at an option price of $6.00......................    113,600         --          --
Stock options granted at an option price of $6.88......................         --     48,000          --
Stock options forfeited................................................    (24,333)   (47,335)   (131,164)
Non-qualified stock options granted at an option price of $5.00........         --         --     150,000
Non-qualified stock options granted at an option price of $6.00........     16,400         --          --
Non-qualified stock options granted at an option price of $7.19........         --     30,333          --
Stock options exercised at $1.04.......................................    (39,064)   (57,332)    (13,965)
Stock options exercised at $6.00.......................................         --    (10,000)    (10,000)
Stock options exercised at $8.51.......................................         --         --      (7,166)
                                                                         ---------  ---------  ----------
Shares under option, end of period.....................................    291,626    255,292     299,497
                                                                         ---------  ---------  ----------
                                                                         ---------  ---------  ----------

    Paid-in capital is credited with proceeds received in excess of the par value of shares issued under the stock option plan. No charges are made to income in accounting for this plan due to the options being granted with an exercise price at or above the fair value of the common stock on the date of grant.

    At March 31, 1996, 234,997 options outstanding were exercisable. During the years ended March 31, 1997 and 1998, an additional 60,500 and 4,000, respectively, options outstanding will become exercisable. Options on 21,684 shares were available for grant under the 1992 Employee Incentive Stock Option Plan at March 31, 1996.

    NEW ACCOUNTING STANDARDS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which addresses accounting for stock option, purchase and award plans. FAS 123 specifies that companies utilize either the "fair value based method" or the "intrinsic value based method" for valuing stock options granted. The Company will adopt FAS 123 during the year ending March 31, 1997, and expects to utilize the "intrinsic value based method" for valuing stock options granted. The Company anticipates that when adopted, FAS 123 will have no material effect on its consolidated financial position or consolidated results of operation.

10. PROFIT AND SAVINGS INCENTIVE PLANS
    CITATION maintains a Retirement Savings Plan for the benefit of substantially all CITATION employees. Employee contributions may range from 1% to 15% of compensation, and CITATION matches a discretionary percentage of an employee's contribution. The match will be based on the employee's contribution up to 6% of the employee's compensation.

    For the plan year ended December 31, 1995, the matching contribution was 25% of such contributions, and was paid in the form of cash the first three quarters of the year and in the form of Company stock for the fourth quarter. It is the Company's current intention to continue to make the matching contribution in the form of Company stock. Employees are 100% vested as to employee contributions and are vested as to employer contributions at the rate of 20% per year, beginning in the second year of service.

    For the years ended March 31, 1994, 1995 and 1996, the Company recorded expense of approximately $66, $82 and $66, respectively, relating to this plan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

11. LEASES
    The Company leases its office and warehouse facilities and certain office equipment. The lease terms are generally for five to ten years. Rental expense under operating leases for the years ended March 31, 1994, 1995 and 1996, was approximately $578, $916 and $685, respectively.

    Future minimum lease payments under noncancelable operating leases are as follows:

                                                                         YEAR ENDED
                                                                          MARCH 31,
                                                                         -----------

1997...................................................................   $     495
1998...................................................................         471
1999...................................................................         447
2000...................................................................         468
2001...................................................................         476
Thereafter.............................................................       1,546
                                                                         -----------
                                                                          $   3,903
                                                                         -----------
                                                                         -----------

12. COMMITMENTS
    The Company has entered into employment agreements with two of its executive officers. The agreements provide for terms of employment through December 1997 and March 1998, respectively, and include annual compensation, bonuses, and various other benefits. The agreements may be terminated by the Company for cause, as defined in the employment agreements. The agreements require severance benefits for termination without cause.

    The Company from time to time is a party to certain lawsuits. Management and legal counsel do not expect the outcome of any litigation to have a material adverse effect on the Company's financial position or results of operations. As of the date hereof, the Company does not know of any pending lawsuits.

13. RELATED PARTY TRANSACTIONS
    During the years ended March 31, 1994, 1995 and 1996, the Company paid approximately $90, $180 and $113, respectively, in fees to consulting firms, certain executives of which are directors of the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS) -- (CONTINUED)

14. SEGMENT INFORMATION
    Worldwide operations data, as required by Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," are listed below. Profitability of the Company's operations by location was determined based on ultimate sales to unaffiliated customers. Total Company profit was included in the location of the entity transacting the final sale.

                                                            NET
                                                         REVENUES,     EARNINGS
                                                        UNAFFILIATED  (LOSS) FROM  IDENTIFIABLE
                                                         CUSTOMERS    OPERATIONS      ASSETS
                                                        ------------  -----------  ------------
For years ended March 31,
1994
  United States.......................................   $   20,831    $   2,324    $   17,777
  United Kingdom......................................          699         (331)        1,342
                                                        ------------  -----------  ------------
                                                         $   21,530    $   1,993    $   19,119
                                                        ------------  -----------  ------------
                                                        ------------  -----------  ------------
1995
  United States.......................................   $   21,963    $  (1,383)   $   15,790
  United Kingdom......................................        1,402       (1,421)        3,100
                                                        ------------  -----------  ------------
                                                         $   23,365    $  (2,804)   $   18,890
                                                        ------------  -----------  ------------
                                                        ------------  -----------  ------------
1996
  United States.......................................   $   21,983    $   2,849    $   16,749
  United Kingdom......................................        3,068         (631)        4,508
                                                        ------------  -----------  ------------
                                                         $   25,051    $   2,218    $   21,257
                                                        ------------  -----------  ------------
                                                        ------------  -----------  ------------

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                    EARNINGS (LOSS)
                            NET SALES            GROSS PROFIT          NET INCOME (LOSS)               PER SHARE
                       --------------------  --------------------  --------------------------  --------------------------
                         1995       1996       1995       1996         1995          1996          1995          1996
                       ---------  ---------  ---------  ---------  ------------  ------------  ------------  ------------
1st quarter..........  $   5,717  $   5,635  $   2,968  $   3,019  $     215     $    (197)(2) $     .06     $    (.05)(2)
2nd quarter..........      6,835      4,644      3,836      2,256        586            20           .16           .01
3rd quarter..........      5,352      6,457      2,635      3,852       (182)          821(2)       (.05)          .22(2)
4th quarter..........      5,461      8,315      2,056      4,854     (2,444)(1)       768(2)       (.66)(1)       .20(2)
                       ---------  ---------  ---------  ---------  ------------     ------         -----         -----
  Total..............  $  23,365  $  25,051  $  11,495  $  13,981  $  (1,825)    $   1,412     $    (.49)    $     .38(3)
                       ---------  ---------  ---------  ---------  ------------     ------         -----         -----
                       ---------  ---------  ---------  ---------  ------------     ------         -----         -----

- ------------
(1) See Note 4 regarding restructuring of operations in the fourth quarter of the fiscal year ended March 31, 1995.

(2) See Note 3 regarding office consolidation and relocation during the fiscal year ended March 31, 1996.

(3) The annual earnings per share amount does not agree to the sum of the quarters as a result of changes in the market prices of the Company's common stock and the application of the treasury stock method.

[A GRAPHIC DEPICTION OF AN ANNOTATED SAMPLE SCREEN, DESCRIBING CERTAIN FEATURES
    OF THE COMPANY'S COMMON USER REGISTRATION ENTRY SYSTEM SOFTWARE PRODUCT]

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DAY SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
The Company....................................          10
Use of Proceeds................................          10
Dividend Policy................................          10
Price Range of Common Stock....................          10
Capitalization.................................          11
Selected Consolidated Financial Data...........          12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          13
Business.......................................          20
Management.....................................          28
Principal and Selling Shareholders.............          30
Description of Capital Stock...................          31
Shares Eligible for Future Sale................          34
Company Director and Employee Offering.........          34
Underwriting...................................          36
Legal Matters..................................          37
Experts........................................          37
Additional Information.........................          37
Incorporation of Certain Documents by
 Reference.....................................          38
Index to Consolidated Financial Statements.....         F-1



                                2,732,311 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS
                                       , 1996

                                ---------------

                             VOLPE, WELTY & COMPANY

                           JEFFERIES & COMPANY, INC.

                             PUNK, ZIEGEL & KNOELL

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee..........................................................  $  18,000
"Blue Sky" Registration Fees..............................................     10,000
NASD Supplemental Application Filing Fee..................................     18,000
Printing and Engraving Expenses...........................................    150,000
Legal Fees and Expenses...................................................    200,000
Accountants' Fees and Expenses............................................     35,000
Miscellaneous.............................................................    119,000
                                                                            ---------
  Total...................................................................  $ 550,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) The Missouri General and Business Corporations Law (Section 351.355) gives Missouri corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified, and authorizes the registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any articles of incorporation, by-laws, agreement, vote of shareholders or disinterested directors or otherwise.

    (b) Article XI of the Articles of Incorporation of the registrant permits, and Article VII of the By-laws of the registrant provides for indemnification of directors and officers, and permits the Board of Directors to grant employees and agents indemnification, to the fullest extent permitted by law.

    (c) Reference is made to Section 11 of the Underwriting Agreement (the form of which is included as Exhibit 1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the registrant, its directors and certain of its officers by the Underwriters.

ITEM 16.  EXHIBITS

    (a) All financial statements, schedules and historical financial information have been omitted as they are not applicable.


   (b)          *1.1  Form of Underwriting Agreement
                 4.1  Specimen Common Stock Certificate; incorporated by reference to the corresponding Exhibit to the registrant's Registration Statement on
                      Form S-1, Registration No. 33-48332
                 4.2  Restated Articles of Incorporation of the registrant; incorporated by reference to the corresponding Exhibit to the registrant's
                      Registration Statement on Form S-1, Registration No. 33-48332
                 4.3  Restated By-laws of the registrant; incorporated by reference to the corresponding Exhibit to the registrant's Registration Statement on
                      Form S-1 Registration No. 33-48332
                *5.1  Opinion of Mayer, Brown & Platt with respect to legality
                10.1  Registration Rights Agreement, dated May 29, 1992, between the registrant and Capital for Business, Inc.; incorporated by reference to the corresponding Exhibit to the registrant's Registration
                      Statement on Form S-1, Registration No. 33-48332
                10.2  Form of Amendment to Registration Rights Agreement, dated October 23
                      1992, between the registrant and Capital for Business, Inc.;
                      incorporated by reference to the corresponding Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended
                      September 30, 1992
                10.3  First Amended Incentive Stock Option Plan; incorporated by reference to the corresponding Exhibit to the registrant's Registration
                      Statement on Form S-1, registration No. 33-48332
                10.4  Resolution Amending the First Amended Incentive Stock Option Plan;
                      incorporated by reference to the corresponding Exhibit to the registrant's Registration Statement on Form S-1, Registration No.
                      33-48332
                10.5  Amendment to First Amended Incentive Stock Option Plan; incorporated by reference to the corresponding Exhibit to the registrant's
                      Registration Statement on Form S-1, Registration No. 33-48332
                10.6  1992 Employee Incentive Stock Option Plan; incorporated by reference to the corresponding Exhibit to the registrant's Registration
                      Statement on Form S-1, Registration No. 33-48332
                10.7  Non-competition/Non-solicitation Agreement, dated as of December 11,
                      1992, among the registrant, Health Micro Data Systems, Inc., and Frank
                      L. Poggio; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-K for the fiscal year ended March 31, 1993
                10.8  Employment Agreement, dated December 11, 1992, among Health Micro Data
                      Systems, Inc., the registrant, and Frank L. Poggio; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-K for the fiscal year ended March 31, 1993
                10.9  Agreement, dated March 16, 1992, between the registrant and William H.
                      J. Seabrook; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-K for the fiscal year ended March 31, 1993
               10.10  Agreement, dated to be effective April 1, 1993, between the registrant and William H. J. Seabrook; incorporated by reference to the corresponding

                      Exhibit to the registrant's Form 10-K for the fiscal year ended March
                      31, 1993
               10.11  Software Systems Program Product License, dated October 14, 1992, between Health Micro Data Systems, Inc., and Presbyterian Healthcare
                      Services; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-K for the fiscal year ended March 31, 1993
               10.12  Line of Credit Note and General Loan and Security Agreement, dated
                      January 9, 1995, between the registrant and Commerce Bank of St.
                      Louis; incorporated by reference to the corresponding Exhibit to the registrant's 10-KSB for the fiscal year ended March 31, 1996
               10.13  Amendment to Line of Credit and General Loan and Security Agreement,
                      dated October 2, 1995, between the registrant and Commerce Bank of St.
                      Louis; incorporated by reference to the registrant's 10-KSB for the fiscal year ended March 31, 1996
               10.14  Employment Agreement, dated July 25, 1995, among the registrant and J.
                      Robert Copper; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-KSB for the fiscal year ended March 31,
                      1996
               10.15  Agreement, dated January 15, 1996, between the registrant and William
                      H.J. Seabrook; incorporated by reference to the corresponding Exhibit to the registrant's Form 10-KSB for the fiscal year ended March 31,
                      1996
               *23.1  Consent of Mayer, Brown & Platt (included in its opinion filed as
                      Exhibit 5.1)
              **23.2  Consent of Price Waterhouse LLP
              **24.1  Powers of Attorney (included in the signature page hereto)

- ---------

 * To be filed by pre-effective amendment.


** Previously filed.


ITEM 17.  UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act, and will be governed by the final adjudication of such issue.

    (b) For determining any liability under the Securities Act, the registrant shall treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

    (c) For determining any liability under the Securities Act, the registrant shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the Common Stock offered in this Registration Statement, and that offering of the Common Stock at that time as the initial BONA FIDE offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on the 18th day of July, 1996.


                                          CITATION COMPUTER SYSTEMS, INC.

                                          By:        /S/ RICHARD D. NEECE

                                             -----------------------------------
                                              Name: Richard D. Neece
                                              Title:Executive Vice President and
                                                  Chief Financial Officer


    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                         NAME                                            TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                                     *
     -------------------------------------------        Chief Executive Officer;                   July 18, 1996
                   J. Robert Copper                      Director

                                     *                  Executive Vice President and Chief
     -------------------------------------------         Financial Officer (Principal Financial    July 18, 1996
                   Richard D. Neece                      and Accounting Officer)

                                     *
     -------------------------------------------        Director                                   July 18, 1996
                    Fred L. Brown

                                     *
     -------------------------------------------        Director                                   July 18, 1996
                  James F. O'Donnell

                                     *
     -------------------------------------------        Director                                   July 18, 1996
                   David T. Pieroni

                                     *
     -------------------------------------------        Director                                   July 18, 1996
                   Frank L. Poggio

                                     *
     -------------------------------------------        Director                                   July 18, 1996
                William H.J. Seabrook

*Signature by Richard D. Neece as Attorney-in-Fact under Power of Attorney.

          By:           /S/ RICHARD D. NEECE
         ------------------------------------
           Name:          Richard D. Neece

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                 SEQUENTIAL
   NO.                                       DESCRIPTION OF EXHIBIT                                      PAGE NUMBER
- ---------  ------------------------------------------------------------------------------------------  ---------------
     *1.1  Form of Underwriting Agreement............................................................
     *5.1  Opinion of Mayer, Brown & Platt with respect to legality..................................
    *23.1  Consent of Mayer, Brown & Platt (included in its opinion filed as Exhibit 5.1)............
   **23.2  Consent of Price Waterhouse LLP...........................................................
   **24.1  Powers of Attorney (included in the signature page hereto)................................

- ---------

 * To be filed by pre-effective amendment.



** Previously filed.